UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number 0-99
PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM

(Translation of registrant’s name into English)
United Mexican States

(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐      No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐       No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑

Corporate Finance Office Investor Relations (5255) 1944 9700 ri@dcf.pemex.com
July 30, 2009.
PEMEX Unaudited Financial Results Report
as of June 30, 2009
PEMEX, Mexico’s oil and gas company and the eleventh largest integrated national oil company in the world1, announced its unaudited consolidated financial results as of June 30, 2009.

2Q09 Financial Highlights	ª	Total sales decreased by 30.3% during the second quarter of 2009 as compared to the same period of 2008, amounting to Ps. 259.5 billion (US$19.4 billion)[2].

	ª	Income before taxes and duties decreased by 41.2%, to Ps 146.2 billion (US$10.9 billion).

	ª	Taxes and duties decreased by 37.4% amounting to Ps. 145.0 billion (US$10.9 billion).

	ª	Net income was Ps. 1.2 billion (US$0.1 billion).

1H09	ª	Total sales decreased by 29.9% during the first half of 2009 as compared to the same period of 2008, reaching to Ps. 485.9 billion (US$35.1 billion).

	ª	Income before taxes and duties decreased by 52.3% to Ps. 216.1 billion (US$15.6 billion).

	ª	Taxes and duties amounted to Ps. 241.9 billion (US$17.5 billion), increasing by 44.2%, or Ps. 191.4 billion.

	ª	Net loss was Ps. 25.8 billion (US$1.9 billion).
Table 1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summary* **

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total sales	372,479	259,519	-30.3%	(112,960)	19,438	694,824	485,911	-30.1%	(208,914)	35,058
Domestic sales	178,143	140,162	-21.3%	(37,981)	10,498	341,626	273,144	-20.0%	(68,481)	19,707
Exports	193,176	118,001	-38.9%	(75,174)	8,838	350,871	210,021	-40.1%	(140,850)	15,153
Services income	1,160	1,356	16.8%	195	102	2,328	2,746	18.0%	418	198

Cost of sales	155,024	116,089	-25.1%	(38,935)	8,695	278,606	227,035	-18.5%	(51,572)	16,380

Gross profit	217,455	143,430	-34.0%	(74,025)	10,743	416,218	258,876	-37.8%	(157,342)	18,678

General expenses	26,556	22,477	-15.4%	(4,079)	1,683	54,262	44,700	-17.6%	(9,562)	3,225

Income before taxes and duties	248,382	146,158	-41.2%	(102,224)	10,947	453,276	216,058	-52.3%	(237,219)	15,588

Taxes and duties	231,687	145,000	-37.4%	(86,686)	10,860	433,328	241,897	-44.2%	(191,431)	17,453

Net income (loss)	16,696	1,158	-93.1%	(15,538)	87	19,948	(25,839)		(45,788)	(1,864)

EBITDA(1)	316,869	179,340	-43.4%	(137,529)	13,432	575,720	316,891	-45.0%	(258,829)	22,863
EBITDA / Financial cost(2)	25.8	7.7				22.8	6.7

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.3513 = US$1.00 and Ps. 13.8602 = US$1.00 for the second quarter of 2009 and the first half of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Earnings before interest, taxes, depreciation and amortization is a non-FRS measure, therefore we provide a reconciliation with net income in the EBITDA section. This measure includes the cost of reserve for labor obligations.

(2)	Excludes capitalized interest.

Note:	Numbers may not total due to rounding.

[1]	Petroleum Intelligence Weekly ranking, December, 2008.

[2]	Convenience translations into US dollars of amounts in pesos related to the balance sheet have been made at the prevailing exchange rate of Ps. 13.1722 = US$1.00 as of June 30, 2009; the rest of the translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.3513 = US$1.00 and Ps. 13.8602 = US$1.00 for the second quarter of 2009 and the first half of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could have been converted into US dollar amounts at the forgoing rate or any other rate.

PEMEX Unaudited Financial Results Report as of June 30, 2009	1/44
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PEMEX	Corporate Finance Office — Investor Relations

2Q09 Operational Highlights	ª	During the second quarter of 2009, crude oil production decreased by 7.3%, to 2,590 thousand barrels per day (Mbd), as compared to the same period of 2008, due to lower production at the Cantarell field.

	ª	On June 13, 2009, the Ku-Maloob-Zaap (KMZ) project registered a production record of 841 thousand barrels (Mb).

	ª	Total natural gas production increased by 2.4%, to 7,029 million cubic feet per day (MMcfd), primarily due to higher production from the KMZ, Crudo Ligero Marino and Ixtal-Manik projects.

1H09	ª	During the first half of 2009, crude oil production decreased by 7.5%, to 2,628 Mbd, as compared to the same period of 2008, primarily due to declining production at the Cantarell project.

	ª	Total natural gas production increased by 4.5%, to 7,023 MMcfd, primarily as a result of higher volumes produced in the Southern Region and in the offshore regions.
Operating Items
Exploration and
Production

2Q09 Crude Oil Production	During the second quarter of 2009, crude oil production decreased by 7.3% as compared to the same quarter of 2008, from 2,794 to 2,590 Mbd.

Production of heavy crude oil decreased by 15.5%, primarily due to lower production at Cantarell by the shutdown of wells as a result of increases in the oil-gas ratio. This decline was partially offset by a 13.7% increase in production from KMZ project. On June 13, 2009, the KMZ project registered a production record of 841 Mb.

Production of light crude oil increased by 1.6%, essentially due to the completion of wells at Ixtal-3 and 5 in the Southwestern Offshore Region. Likewise, production of extra-light crude oil increased by 29.4%, due to completion of wells in the Delta del Grijalva and Costero Terrestre projects in the Southern Region.

1H09	During the first half of 2009, crude oil production decreased by 7.5% as compared to the first half of 2008, from 2,843 to 2,628 Mbd, primarily due to lower production from Cantarell and despite higher production from KMZ.
Table 2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of liquid hydrocarbons

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2008	2009	Change		2008	2009	Change
	(Mbd)				(Mbd)
Liquid hydrocarbons	3,175	2,975	-6.3%	(200)	3,222	3,010	-6.6%	(212)
Crude oil	2,794	2,590	-7.3%	(203)	2,843	2,628	-7.5%	(214)
Heavy	1,790	1,513	-15.5%	(277)	1,833	1,564	-14.7%	(269)
Light	798	811	1.6%	13	805	811	0.8%	6
Extra-light	206	266	29.4%	61	205	253	23.7%	49
Natural gas liquids(1)	381	385	0.9%	4	379	381	0.7%	3

(1)	Includes condensates.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2009	2/44
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PEMEX	Corporate Finance Office — Investor Relations

2Q09 Natural Gas Production	During the second quarter of 2009, total natural gas production increased by 2.4% as compared to the same quarter of 2008, from 6,861 to 7,029 MMcfd.

The production of associated natural gas increased by 6.1%, primarily due to higher volumes from the KMZ project in the Northeast Marine Region, as well as from the Crudo Ligero and Ixtal-Manik projects in the Southern Region. However, the production of non-associated natural gas decreased by 3.5%, primarily due to lower production from the Veracruz and Lankahuasa projects in the Northern region.

33% out of the total natural gas production is from Burgos and Veracruz Assets.

1H09	During the first half of 2009, total natural gas production increased by 4.5% as compared to the first half of 2008, from 6,723 to 7,023 MMcfd.

Associated natural gas production increased by 9.8%, as a result of higher production from the KMZ, Delta del Grijalva, Crudo Ligero Marino and Ixtal-Manik projects, in addition to higher volumes from the transition zone at Cantarell[3]. Non-associated natural gas production decreased by 3.9%, due to lower production from the Veracruz and Lankahuasa projects.
Table 3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of natural gas and gas flaring

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2008	2009	Change		2008	2009	Change
	(MMcfd)				(MMcfd)
Total	6,861	7,029	2.4%	168	6,723	7,023	4.5%	300
Associated	4,232	4,491	6.1%	259	4,090	4,492	9.8%	402
Non-associated	2,630	2,538	-3.5%	(91)	2,634	2,532	-3.9%	(102)

Natural gas flaring(1)	1,210	1,224	1.2%	15	1,177	1,166	-0.9%	(10)
Gas flaring / total production	17.6%	17.4%			17.5%	16.6%

Note:	Numbers may not total due to rounding.

(1)	Includes nitrogen.

2Q09 Gas Flaring	In the second quarter of 2009, gas flaring represented 17.4% of total production, a slight decrease as compared to the second quarter of 2008, despite the performance of maintenance activities related to compression and gas processing equipment in the Northern Offshore Region.

2Q09 Completion of Wells	During the second quarter of 2009, the number of wells drilled increased by 68.4% as compared to the same quarter of 2008, from 177 to 298 wells.

The number of development wells increased by 115 as compared to the same quarter of 2008, due to higher activity in the Aceite Terciario del Golfo (ATG) project in the Northern Region. PEMEX drilled 22 exploratory wells in the second quarter of 2009, six more than in the same quarter of 2008.

[3]	The transition zone at Cantarell is defined as the zone where gas-and oil producing areas meet. It is characterized by greater associated natural gas production with high nitrogen content.

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PEMEX	Corporate Finance Office — Investor Relations

1H09	During the first half of 2009, the total number of operating wells increased by 501 as compared to the same period of 2008, primarily due to an increase in production wells at the ATG project. Specifically, the number of non-associated natural gas production wells increased by 0.4% to 3,132 wells, primarily due to activity at the Burgos project in the Northern region.

1H09 Drilling Equipment	By the end of the first half of 2009, the number of operating drilling rigs increased by 177, to 307. Pemex-Exploration and Production (PEP) owns 126 of these total drilling rigs; the remaining rigs are owned by independent contractors.

1H09 Offshore Platforms	During the first half of 2009, the number of offshore platforms increased to 227, 1 more as compared to the same period of 2008. These platforms provide services, including storage, processing, control, housing, drilling and telecommunications, among others.
Table 4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Inventory of wells and operation equipment

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2008	2009		Change		2008	2009	Change
Wells drilled	177	22		-87.6%	(155)	331	536	61.9%	205
Development	161	276	*	71.4%	115	303	502	65.7%	199
Exploration	16	22		37.5%	6	28	34	21.4%	6

Total operating wells(1)						6,370	6,871	7.9%	501
Injection						265	218	-17.7%	(47)
Production						6,105	6,653	9.0%	548
Crude oil						2,987	3,521	17.9%	534
Non-associated gas						3,118	3,132	0.4%	14

Selected operating infrastructure(1)
Drilling rigs						130	307	135.5%	177
Offshore platforms						226	227	0.4%	1

(1)	At end of period.

*	Includes the well Poza Rica 464H

Note:	Numbers may not total due to rounding.

2Q09 Seismic Information	Based on our investment program and our exploration and production strategies, during the second quarter of 2009, the number of kilometers covered by 2D seismic studies increased to 8,274 km, representing 7,726 more km than were covered during the same quarter of 2008. This increase in 2D studies is primarily due to the seismic acquisition related to the Golfo de México B project in the Southern Offshore Regions.

Similarly, the area covered by 3D seismic studies increased to 5,474 km2, or 2,465 km2 more than the area covered during the same quarter of 2008. This increase was primarily due to higher activity in the Southern Mexican Gulf deepwater and Veracruz Basin projects, and in development fields at the ATG project.

1H09	During the first half of 2009, overall seismic data acquisitions were 15,652 km and 2,611 km2 greater than those during the same period of 2008, primarily due to the Golfo de México B project, which will provide information enabling us to evaluate the potential of the southern and eastern portions of the deep waters in the Gulf of Mexico.

PEMEX Unaudited Financial Results Report as of June 30, 2009	4/44
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PEMEX	Corporate Finance Office — Investor Relations
Table 5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Seismic studies

	Second quarter (Apr.-Jun.)			Six months ending Jun. 30,
	2008	2009	Change	2008	2009	Change
Seismic information
2D (km)	548	8,274	7,726	1,259	16,911	15,652
3D (km2)	3,009	5,474	2,465	6,721	9,332	2,611

Note:	Numbers may not total due to rounding.

2Q09 Discoveries	Our main discoveries during the second quarter of 2009 were:
Table 6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Main discoveries

Project	2Q09	Geologic age	Initial production	Type
Burgos	Artimón-1	Eocene	2.3 MMcfd	Wet gas
	Barunda-1	Lower oligocene	6.1 MMcfd	Dry gas
	Cucaña-1	Eocene	3.5 MMcfd	Dry gas

Ku-Maloob-Zaap	Tekel-1	Upper Cretaceous	6.0 Mbd	Heavy crude oil

Veracruz	Pálmaro-1	Lower Pliocene	2.1 MMcfd	Dry gas

Cantarell	During the second quarter of 2009, the main activities aimed to manage the decline of the Cantarell project during the were:
•	completion of one development wells,

•	21 major and 14 minor well workovers, and

•	installation of two wells recovery (tetrapod) platforms.

KMZ	Likewise, the main activities at the KMZ project aimed to maintain production, having reached more than 800 Mbd during the second quarter of 2009, were:
•	completion of seven development wells, and

•	six major and 22 minor well workovers.

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PEMEX	Corporate Finance Office — Investor Relations

ATG	The main results aimed at expanding the execution capacity and continue with an intense activity at the ATG project during the second quarter of 2009 were:
•	completion of 107 development wells, and

•	35 major and 142 minor well workovers.

In addition, the main activities at the ATG project for 2009 are the following:
•	completion of 1,063 development wells,

•	acquisition of 1,038 km2 of 3D seismic,

•	construction of Tajin V separation plants,

•	construction of 29 km of pipelines, and

•	501 major well workovers.

Total estimated investment in the ATG project for the 2009-2023 period amounts to Ps. 574.4 billion.

Other Relevant Projects	The following discussion describes the goals and activities for 2009 of other relevant Exploration and Production projects planned for 2009, as well as total estimated investment for the life of each project. Overall progress toward these goals during the first half of 2009 has been consistent with this program.

The main activities planned for the crude oil project Antonio J. Bermudez for 2009 are the following:
•	completion of 42 development wells,

•	construction of 76 km of pipelines, and

•	39 major well workovers.

Total estimated investment for the 2009-2025 period amounts to Ps. 55.3 billion.

The main activities planned for Burgos non-associated natural gas project for 2009 are the following:
•	completion of 32 exploration wells,

•	completion of 469 development wells,

•	acquisition of 1,984 km of 2D seismic information and 2,612 km2 of 3D seismic,

•	construction of two gas gathering stations,

•	construction of 225 km of pipelines, and

•	285 major well workovers.

Total estimated investment for the 2009-2026 period amounts to Ps. 257.2 billion.

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The main activities planned for the Crudo Ligero Marino project for 2009 are the following:
•	completion of five exploration wells and four development wells,

•	construction of the well recovery platform Sinan-SO,

•	construction of 1.5 km of pipelines, and

•	four major well workovers.

Total estimated investment for the 2003-2023 period amounts to Ps. 187.5 billion.

The main activities planned for the Jujo- Tecominoacán crude oil project for 2009 are the following:
•	completion of six development wells, and

•	13 major well workovers.

Total estimated investment for the 2009-2023 period amounts to Ps. 35.1 billion.

The main activities planned for the Veracruz non-associated natural gas project for 2009 are the following:
•	completion of 23 exploration wells and 25 development wells,

•	acquisition of 1,370 km2 of 3D seismic information,

•	construction of one crude measurement station and five compression stations,

•	construction of 1.2 km of pipelines, and

•	11 major well workovers.

Total estimated investment for the 2009-2013 period amounts to Ps. 57.4 billion.

The main activities planned for the Caan crude oil project for 2009 are the following:
•	completion of one development well, and

•	seven major well workovers.

Total estimated investment for the 2002-2018 period amounts to Ps. 33.9 billion.

The main activities planned for the Bellota Chinchorro crude oil project for 2009 are the following:
•	completion of three development wells, and

•	eight major well workovers.

Total estimated investment for the 2009-2022 period amounts to Ps. 29.5 billion.

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The main activities planned for the Arenque crude oil project for 2009 are the following:
•	completion of one development well,

•	construction of one platform,

•	construction of 13 km of pipelines, and

•	three major well workovers.

Total estimated investment for the 2002-2023 period amounts to Ps. 31.4 billion.

The main activities planned for the El Golpe-Puerto Ceiba crude oil project for 2009 are the following:
•	completion of 13 development wells, and

•	eight major well workovers.

Total estimated investment for the 2002-2023 period amounts to Ps. 30.6 billion.

The main activities planned for the Lankahuasa non-associated natural gas project for 2009 are the following:
•	completion of one development well, and

•	one major well workover.

Total estimated investment for the 2002-2023 period amounts to Ps. 38.9 billion.

The main activities planned for the Programa Estratégico de Gas project for 2009 are the following:
•	completion of 33 exploration wells and 51 development wells,

•	acquisition of 2,977 Km2 of 3D seismic information,

•	construction of three platforms,

•	construction of six separation plants,

•	construction of 38 km of pipelines, and

•	29 major well workovers.

Total estimated investment for the 2001-2023 period amounts to Ps. 431.2 billion.

The main activities planned for the Lakach non-associated natural gas project for 2009 are the following:
•	continuation of activities related to wells and infrastructure design,

•	identification of opportunities to implement technological and infrastructure designs, and

•	initiation of drilling activities at the Lakach 41 well.

Total estimated investment for the 2011-2025 period amounts to Ps. 17.2 billion.

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The main activities planned for the Cárdenas crude oil project for 2009 are the following:
•	completion of three exploration wells, and

•	four major well workovers.

Total estimated investment for the 2009-2021 period amounts to Ps. 5.7 billion.

Refining

2Q09 Processing	During the second quarter of 2009, total crude oil processing decreased by 1.8% as compared to the same quarter of 2008. Heavy crude oil processing decreased by 12.1%, due to scheduled maintenance activity affecting the National Refining System (NRS); this decrease was only partially offset by an increase of 5.2% in light crude oil processing.

1H09	During the first half of 2009, total crude oil processing increased by 1.3% as compared to the same period of 2008, when a February 2008 earthquake and resulting shutdown of the Salina Cruz refinery had affected procesing.
Table 8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil processing

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2008	2009	Change		2008	2009	Change
	(Mbd)				(Mbd)
Total processed	1,279	1,256	-1.8%	(23)	1,273	1,290	1.3%	17
Light Crude	761	801	5.2%	40	751	823	9.6%	72
Heavy Crude(1)	518	456	-12.1%	(63)	522	467	-10.6%	(55)

(1)	Excludes reconstituted crude.

Note:	Numbers may not total due to rounding.

2Q09 Capacity Utilization	During the second quarter of 2009, primary distillation capacity utilization rate decreased to 82.1%, or 1.7 percentage points lower than the rate during the same quarter of 2008.

2Q09 Production	During the second quarter of 2009, the production of petroleum products decreased by 4.1% as compared to the same quarter of 2008, from 1,546 to 1,483 Mbd, primarily as a result of lower production of diesel, jet fuel and fuel oil.

In contrast, production of gasoline increased by 1.4% during the second quarter of 2009 due to, among other factors, greater utilization of inventories of intermediate products as compared to the same quarter of 2008.

1H09	During the first half of 2009, average production of petroleum products decreased by 0.1%, as compared to the same period of 2008, from 1,522 to 1,520 Mbd, primarily due to lower crude oil processing as a result of scheduled maintenance activity affecting plants to producing diesel.

Conversely, production of gasolines increased during the first half of 2009, as a result of greater utilization of inventories of intermediate products as compared to the first half of 2008

PEMEX Unaudited Financial Results Report as of June 30, 2009	9/44
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PEMEX	Corporate Finance Office — Investor Relations
Table 9
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Petroleum products

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2008	2009	Change		2008	2009	Change
	(Mbd)				(Mbd)
Total production	1,546	1,483	-4.1%	(63)	1,522	1,520	-0.1%	(2)
Gasolines	460	466	1.4%	6	460	481	4.6%	21
Fuel oil	305	288	-5.3%	(16)	289	299	3.6%	10
Diesel	361	337	-6.8%	(25)	358	340	-5.0%	(18)
Liquefied petroleum gas (LPG)(1)	210	208	-1.1%	(2)	211	209	-0.9%	(2)
Jet Fuel	68	51	-25.2%	(17)	70	58	-16.9%	(12)
Other(2)	142	134	-6.2%	(9)	135	133	-1.3%	(2)

(1)	Excludes butylene and propylene and includes isobutanes from Pemex-Gas and Basic Petrochemicals and butane from Pemex-Petrochemicals.

(2)	Includes mainly paraffins, furfural extract, aeroflex, asphalt, among others.

Note:	Numbers may not total due to rounding.

Variable Refining Margin	In the second quarter of 2009, PEMEX’s variable refining margin[4] increased to US$1.71 per barrel, US$0.65 more than US$1.06 as compared to the same quarter of 2008, primarily due to lower crude oil prices during 2009. During the first quarter of 2008, PEMEX’s variable refining margin was US$4.73 per barrel.

Franchises	As of June 30, 2009, the number of franchised gas stations increased by 5.2% with respect to June 30, 2008, from 8,121 to 8,542 franchises.

Reconfiguration of Minatitlán	The Reconfiguration of the Minatitlán project includes the construction of:
•	nine processing plants, including a delayed coking plant,

•	10 km of 12 inch gas pipeline,

•	14 km of 30 inch oil pipeline, and

•	25 km of 10 inch hydrogen pipeline.

Total estimated investment for the 2003-2010 period amounts to Ps. 37.9 billion.

Clean Fuels (Gasoline Phase)	The gasoline phase of the Clean Fuels project includes the construction of:
•	eight ultra-low sulfur gasoline post-treatment plants,

•	eight amine regeneration units and one hydrogen purifying unit, and

•	two storage plants.

Total estimated investment for the 2009-2014 period amounts to Ps. 24.4 billion.

Tuxpan-México Infrastructure	The Tuxpan-México Infrastructure project includes the construction of:
•	one marginal pier, or the installation of a single buoy,

•	113 km of 18 inch pipeline,

•	one pumping station and upgrade of other stations, and

•	five storage tanks.

Total estimated investment for the 2008-2011 period amounts to Ps. 3.4 billion.

[4]	The variable refining margin is an estimate of operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of raw materials, internal consumption (consisting of fuel oil and natural gas used to operate the refineries) and auxiliary services (electric power, water and catalysts).

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Gas and Basic Petrochemicals

2Q09 Gas Processing	During the second quarter of 2009, our total onshore natural gas processing was 3.5% greater than in the same quarter of 2008, mainly due to greater prcessing of sour wet gas, which increased by 5.5% as a result of greater utilization of the gas in Cantarell (Nohoch complex). In contrast, sweet wet gas processing decreased by 2.3%, due to a lower supply of gas from the Cinco Presidentes project in the Southeastern Region.

Dry natural gas production increased by 2.7%, primarily due to greater gas processing. Likewise, natural gas liquids production increased by 0.9% due to greater gas processing and a 0.6% increase in condensates availability, from 46.6 to 46.9 Mbd.

1H09	During the first half of 2009, onshore natural gas processing increased by 3.8% as compared to the first half of 2008, due to greater availability of sour wet gas despite a decrease in sweet wet gas processing as a result of declining reservoirs in the Southern and Southeastern Regions.
Table 7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas processed and dry gas production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2008	2009	Change		2008	2009	Change
	(MMcfd)				(MMcfd)
On-shore gas processed	4,273	4,424	3.5%	151	4,229	4,390	3.8%	161
Sour wet gas	3,203	3,380	5.5%	176	3,145	3,362	6.9%	218
Sweet wet gas	1,070	1,045	-2.3%	(25)	1,084	1,028	-5.2%	(56)

Production
Dry natural gas	3,477	3,571	2.7%	94	3,459	3,537	2.3%	78
Natural gas liquids (Mbd)(1)	381	385	0.9%	4	379	381	0.7%	3

(1)	Includes condensates and other streams to fractionating process.

Note: Numbers may not total due to rounding.

Compression Station Emiliano Zapata	The construction of a 48 inch bypass and 22 km of natural gas pipelines to the city of Xalapa, included the following advances:
•	tracing of 20 km of rights of way,

•	overhauling of 19 km of rights of way,

•	transportation and installation of 17 km of pipeline, and

•	digging of 9 km of trenches.

The completion of the bypass and its connection to the Emiliano Zapata compression station are scheduled for the first half of 2010.

Poza Rica GPC	The project to expand capacity at the Poza Rica Gas Processing Center includes the construction of a cryogenic plant with a capacity of 200 MMcfd, in order to process sweet wet gas from the ATG project. Total estimated investment for the 2009-2011 period amounts to Ps. 3.9 billion.

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Northern Compression Station	The Northern Compression Station project includes the construction of the Cabrito station, which will have two turbo compressors, the overhauling of two turbo compressors and the installation of one additional turbo compressor in the Santa Catarina station. Total estimated investment for the 2008-2013 period amounts to Ps. 572 million.

Valtierrilla-Lázaro Cárdenas Compression Station	The Valtierrilla-Lázaro Cárdenas project includes the construction of the Zirahuén compression station which will have two turbo compressors, and the overhauling of two turbo compressors in the Valtierrilla station. Total estimated investment for the 2009-2013 period amounts to
Ps. 477 million.

Petrochemicals

2Q09 Production	During the second quarter of 2009, total petrochemicals production, including intermediate products and byproducts, decreased by 6.8%, as compared to the same quarter of 2008, from 3,092 to 2,882 thousand tons (Mt). This decrease was primarily due to:
•	decreased production of ethane derivatives due to lower production of vinyl chloride and ethylene oxide due mainly to a decrease in demand and greater scheduled maintenance activity; and

•	decreased production of methane derivatives, in particular ammonia due to programmed scheduled activity.

1H09	During the first half of 2009, total petrochemicals production decreased by 1.5% as compared to the first half of 2008, from 6,130 to 6,037 Mt. This decrease was primarily a result of lower volumes of ammonia, methanol and ethane derivatives (particularly ethylene oxide and vinyl chloride) due to scheduled maintenance activity. These decreases were partially offset by higher production of propylene and toluene.
Table 10
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of petrochemicals*

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2008	2009	Change		2008	2009	Change
	(Mt)				(Mt)
Total production	3,092	2,882	-6.8%	(210)	6,130	6,037	-1.5%	(93)
Methane derivatives
Ammonia	221	178	-19.6%	(43)	475	420	-11.5%	(55)
Methanol	—	—	—	0	44	—	—	(44)
Ethane derivatives
Ethylene	285	275	-3.3%	(10)	571	569	-0.3%	(2)
Ethylene oxide	90	73	-19.0%	(17)	178	148	-16.9%	(30)
Low density polyethylene	70	64	-7.4%	(5)	142	140	-1.4%	(2)
High density polyethylene	46	40	-13.5%	(6)	96	88	-8.3%	(8)
Vinyl chloride	55	13	-76.4%	(42)	81	58	-28.9%	(23)
Aromatics and derivatives
Benzene	29	26	-9.4%	(3)	57	46	-19.9%	(11)
Toluene	39	43	8.2%	3	74	83	11.9%	9
Paraxylene	47	N/A	—	(47)	91	N/A	—	(91)
High octane hydrocarbon	37	128	245.8%	91	78	246	213.1%	167
Propylene and derivatives
Acrylonitrile	N/A	—	—	—	N/A	—	—	—
Polypropylene	86	99	14.2%	12	176	204	15.8%	28
Others(1)	2,050	1,909	-6.9%	(141)	3,987	3,974	-0.3%	(13)

*	Includes refined products

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, chlorhydric acid, muriatic acid, hexane, heptanes, styrene, ethane, carbion dioxide, sulfur, carbon black, BTX liquids, amorphous gasoline, high octane hydrocarbon, heavy naphtha, butadiene and others.

Note:	Numbers may not total due to rounding.

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Infrastructure Projects	As of June 30, 2009, the project to modernize and increase the capacity of the aromatics train at the Cangrejera Petrochemical Complex (PC), in Coatzacoalcos, Veracruz, was 7.0% completed. The expected year to start operations is 2012.

The first stage of the capacity increase project of the ethylene oxide plant in the CP Morelos was 93% complete.
International Trade5

2Q09 Crude Oil Exports	During the second quarter of 2009, the volume of crude oil exports decreased by 15.2% as compared to the same quarter of 2008, from 1,410 to 1,195 Mbd, as a result of lower production.

Approximately 89% of total crude oil exports were heavy crude oil (Maya and Altamira); the remainder consisted of light and extra-light crude oil (Isthmus and Olmeca).

PEMEX exported 88% of its total crude oil exports to the United States of America, while the remaining 12% was distributed among Europe (8%), the rest of the Americas (2%) and the Far East (2%).

The weighted average export price of the Mexican crude oil basket decreased by 46.5%, from US$104.4 to US $55.8 per barrel as compared to the same quarter of 2008.

1H09	During the first half of 2009, the volume of crude oil exports decreased by 14.9% with as compared to the same period of 2008, from 1,454 to 1,237 Mbd, as a result of lower production.

The weighted average export price of the Mexican crude oil basket decreased by 49.5%, from US$93.8 to US$47.4 per barrel, as compared to the first half of 2008.

2Q09 Dry Gas Exports	During the second quarter of 2009, dry gas exports increased from 60 to 94 MMcfd as compared to the same quarter of 2008, due to lower demand from the Mexican industrial sector.

1H09	During the first half of 2009, dry gas exports increased from 43 to 79 MMcfd, as compared to the first half of 2008, as a result of lower demand from the Mexican industrial sector.

2Q09 Petroleum products and Petrochemicals Exports	During the second quarter of 2009, exports of petroleum products increased from 157 to 257 Mbd compared to the same quarter of 2008, primarily due to higher exports of fuel oil due to higher production and lower demand from the National Electricity Commission (CFE by its Spanish acronym). By volume, the main petroleum products exported during the second quarter of 2009 were fuel oil and naphtha.

Petrochemical exports increased from 155 to 214 Mt, primarily due to higher sulfur[6] and ethylene sales. By volume, the main petrochemicals exported during the second quarter of 2009, were sulfur and ethylene.

[5]	According to data provided by P.M.I.®, except natural gas.

[6]	Sulfur is included as a petrochemical product for categorization purposes only.

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1H09	During the first half of 2009, exports of petroleum products increased from 171 to 263 Mbd as compared to the same period of 2008, primarily as a result of greater sales of fuel oil. The main petroleum products exported by volume during the first half of 2009 were naphtha, fuel oil and long residue.

Exports of petrochemicals increased from 294 to 339 Mt, primarily due to higher sulfur[7] and ethylene sales, which were partially offset by lower ammonia exports. By volume, the main petrochemicals exported during the first half of 2009 were sulfur and ethylene.
Table 11
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2008	2009	Change		2008	2009	Change
Crude oil (Mbd)
Total	1,410	1,195	-15.2%	(215)	1,454	1,237	-14.9%	(217)
Heavy	1,287	1,067	-17.1%	(220)	1,304	1,121	-14.1%	(183)
Light	8	16	95.0%	8	22	11	-49.6%	(11)
Extra-light	115	113	-1.6%	(2)	128	105	-17.8%	(23)
Average price (US$/b)	104.4	55.8	-46.5%	(48.5)	93.8	47.4	-49.5%	(46.5)

Dry natural gas (MMcfd)	60	94	58.7%	35	43	79	84.7%	36
Petroleum products (Mbd)	157	257	63.9%	100.2	171	263	53.8%	92
Petrochemicals (Mt)	155	214	38.3%	59	294	339	15.3%	45

(1)	Source: P.M.I.®, except dry gas.

Note:	Numbers may not total due to rounding.

2Q09 Imports	During the second quarter of 2009, dry gas imports decreased from 404 to 387 MMcfd as compared to the same quarter of 2008, primarily due to lower demand from the Mexican industrial sector.

Imports of petroleum products decreased from 522 to 489 Mbd, primarily as a result of decreased purchases of gasolines and diesel. The decrease in gasolines was due mainly to higher production in México and lower local demand growth. By volume, the main products imported were gasoline and LPG.

Petrochemical imports increased from 103 to 148 Mt, primarily due to greater purchases of ammonia and methanol. The main petrochemical imports, by volume, were methanol and isobutene.

[7]	Sulfur is included as a petrochemical product for categorization purposes only.

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1H09	During the first half of 2009, dry gas imports decreased from 516 to 391 MMcfd, as compared to the first half of 2008, primarily due to lower demand from the Mexican industrial sector.

Imports of petroleum products decreased from 518 to 440 Mbd., primarily due to lower gasolines and diesel purchases. The main products purchased, by volume, were gasolines and naphtha.

Imports of petrochemical products increased from 204 to 286 Mbd, mainly due to greater purchases of methanol and isobutane. By volume, the main products imported were methanol and isobutane.
Table 12
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Imports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2008	2009	Change		2008	2009	Change
Dry natural gas (MMcfd)	404	387	-4.4%	(18)	516	391	-24.3%	(125)
Petroleum products (Mbd)(2)	522	489	-6.2%	(32)	518	440	-15.2%	(79)
Petrochemicals (Mt)	103	148	44.3%	45	204	286	40.2%	82

(1)	Source: P.M.I.®, except dry gas.

(2)	Includes 69 Mbd and 62 Mbd of LPG for the second quarter of 2008 and 2009, respectively.

Note:	Numbers may not total due to rounding.
Industrial Safety, Environmental Protection and Social Development

Industrial Safety	During the second quarter of 2009, the frequency index of industrial accidents at PEMEX’s facilities decreased by 4.5%, to 0.42 incapacitating accidents per million man-hours worked (MMhw), as compared to the same quarter in 2008. However, the severity index increased by 28.6%, to 18 days lost per MMhw due to higher injuries severity in Pemex-Exploration and Production, as compared to the second quarter of 2008[8].

During the first half of 2009, the frequency index increased by 14.6%, to 0.47 incapacitating accidents per MMhw, and the severity index increased by 23.8%, to 26 days lost per MMhw, each as compared to the same period of 2008.

Environmental Protection	During the second quarter of 2009, sulfur oxide emissions increased by 62.6%, to 4.31 tons per thousand tons (t/Mt), as compared to the same quarter of 2008, primarily due to lower crude oil production[9].

However, during the first half of 2009, sulfur oxide emissions decreased by 0.8%, to 2.60 t/Mt, as compared to the same period of 2008. Sulfur oxide emissions represent 82.1% of total air emissions.

[8]	The frequency index is the number of accidents with incapacitating injuries per MMhw of risk exposure during the relevant period. An incapacitating accident is a sudden or unexpected event that provokes a bodily injury, functional disability or death, immediate or later, while working or as a result or work. Risk exposure man hours are the number of hours worked by all the personnel, inside or outside the working facilities, during and outside standard working hours, including overtime hours.

The “severity index” is the number of days lost per MMhw of risk exposure during the relevant period. Lost days are those missed due to medical incapacity as a result of a work accident injuries or rewarded as compensation for partial, total or permanent incapacity, or for death.

[9]	Average sulfur oxide emissions (SOX) by thousand tons.

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Table 13
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Industrial safety and environmental protection

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2008	2009	Change		2008	2009	Change
Selected indexes
Frequency index (1)	0.51	0.60	17.6%	0.09	0.41	0.47	14.6%	0.06
Severity index (2)	28.0	34.0	0.2	6.0	21.0	26.0	0.2	5.0
Sulfur oxide emissions (t/Mt)	2.65	4.31	62.6%	1.66	2.62	2.60	-0.8%	(0.02)
Reused water / Use and management	0.03	0.04	33.3%	0.01	0.04	0.03	-25.0%	(0.01)

(1)	PEMEX incapacitating work accidents frequency index per million man-hours of risk exposure. Quarterly figures include only information for the last month of the period.

(2)	PEMEX incapacitating work accidents severity index, which measures the number of days lost to incapacitating work accidents. Quarterly figures include only information for the last month of the period.

Note:	Numbers may not total due to rounding.

Incidents	On July 7, 2009, a hydrocarbons leak took place in the Giraldas—Sunuapa right of way, in the 16 inch pipeline from the Muspac Integral Asset, in Tabasco. The incident caused no personal injury or property losses.

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Financial Results for the Quarter Ended June 30, 2009
Sales

2Q09 Total Sales	In the second quarter of 2009, total sales, including revenues from services, decreased by 30.3% to Ps. 259.5 billion (US$19.4 billion), as compared to the same quarter of the previous year, primarily due to lower crude oil prices and lower volume of crude oil exports.

1H09	In the first half of 2009, total sales, including revenues from services, decreased by 30.1% to Ps. 485.9 billion (US$35.1 billion), as compared to the same period of 2008, primarily due to lower crude oil prices and lower volume of crude oil exports.

2Q09 Domestic Sales	In the second quarter of 2009, domestic sales decreased by 21.3% to Ps. 140.2 billion (US$10.5 billion), as compared to the same quarter of 2008:

•   Dry natural gas sales decreased by 56.8% to Ps. 13.8 billion, due to a decrease in the average price from US$10.5 to US$3.6 per million British Thermal Unit (MMBtu) and a 1.4% decrease in volume sold, from 3,127 to 3,083 MMcfd.

• Sales of petroleum products decreased by 11.7% to Ps. 121.8 billion, primarily due to a decrease in prices and volumes of jet fuel and fuel oil.

• Petrochemical product sales decreased by 44.5%, to Ps. 4.6 billion, primarily as a result of decreases in the prices and in volume sold, from 1,100 to 1,070 Mt.

1H09	In the first half of 2009, domestic sales decreased by 20.0% to Ps. 273.1 billion (US$19.7 billion), as compared to the same half of 2008, mainly due to lower prices and volume of fuel oil and jet fuel and lower sales of gasoline. The decreases are primarily the result of lower demand from the Federal Electricity Commission and the airline companies, respectively.
Table 14
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Domestic sales* **

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Domestic sales	178,143	140,162	-21.3%	(37,981)	10,498	341,626	273,144	-20.0%	(68,482)	19,707
Dry natural gas	31,902	13,797	-56.8%	(18,105)	1,033	58,018	30,645	-47.2%	(27,372)	2,211
Petroleum products	138,000	121,789	-11.7%	(16,211)	9,122	267,779	232,904	-13.0%	(34,875)	16,804
Gasoline	67,020	65,386	-2.4%	(1,634)	4,897	131,837	118,972	-9.8%	(12,865)	8,584
Diesel	27,583	28,456	3.2%	873	2,131	52,561	56,030	6.6%	3,469	4,042
Liquefied petroleum gas (LPG)	12,881	11,489	-10.80%	(1,392)	861	27,050	24,504	-9.4%	(2,546)	1,768
Other	30,516	16,457	-46.1%	(14,059)	1,233	56,331	33,398	-40.7%	(22,933)	2,410
Petrochemical products	8,241	4,576	-44.5%	(3,664)	343	15,829	9,596	-39.4%	(6,234)	692

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.3513 = US$1.00 and Ps. 13.8602 = US$1.00 for the second quarter of 2009 and the first half of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

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Table 15
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of domestic sales

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2008	2009	Change		2008	2009	Change
Dry natural gas (MMcfd)	3,127	3,083	-1.4%	(44)	3,200	3,044	-4.9%	(156)
Petroleum products (Mbd)	1,883	1,711	-9.1%	(172)	1,849	1,733	-6.3%	(116)
Gasoline	798	784	-1.7%	(14)	786	781	-0.6%	(5)
Diesel	397	362	-8.9%	(36)	379	356	-6.1%	(23)
Liquefied petroleum gas (LPG)	275	263	-4.4%	(12)	292	280	-4.0%	(12)
Other	412	302	-26.8%	(111)	392	316	-19.4%	(76)
Petrochemicals products (Mt)	1,100	1,070	-2.7%	(30)	2,189	2,118	-3.3%	(71)

Note: Numbers may not total due to rounding.

2Q09 Exports	In the second quarter of 2009, export sales decreased by 38.9% to Ps. 118.0 billion (US$8.8 billion), as compared to the same quarter of the previous year:

•     Crude oil and condensates export sales decreased by 41.4% to Ps. 99.7 billion, due to a decrease in the weighted average Mexican crude oil export price from US$104.36 to US$55.83 per barrel, and a 15.2% decrease in the volume of crude oil exports, from 1,410 to 1,195 Mbd.

• Dry natural gas export sales decreased by 38.6% to Ps. 0.5 billion, primarily due to lower international reference prices.

•     Petroleum products export sales decreased by 19.9% to Ps. 17.3 billion, due to an overall decrease in prices of these products, which was partially offset by a 63.9% increase in the volume of these exports, from 157 to 257 Mbd.

•     Petrochemical products export sales decreased by 33.8% to Ps. 0.5 billion, as a result of lower reference prices, which was partially offset by a 38.3% increase in the volume of these exports, from 155 to 214 Mt.

1H09	In the first half of 2009, export sales decreased by 40.1%, to Ps. 210.0 billion (US$15.2 billion), as compared to the same half of the previous year, mainly due to a decrease in prices and in volume of crude oil exports.
Table 16
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports* **

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total exports	193,176	118,001	-38.9%	(75,174)	8,838	350,871	210,021	-40.1%	(140,850)	15,153
Crude oil and condensates	169,985	99,691	-41.4%	(70,294)	7,467	309,891	176,933	-42.9%	(132,958)	12,766
Dry natural gas	830	509	-38.6%	(320)	38	1,066	997	-6.5%	(69)	72
Petroleum products	21,573	17,279	-19.9%	(4,294)	1,294	38,510	31,280	-18.8%	(7,230)	2,257
Petrochemical products	789	522	-33.8%	(267)	39	1,404	811	-42.2%	(593)	58

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.3513 = US$1.00 and Ps. 13.8602 = US$1.00 for the second quarter of 2009 and the first half of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

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Cost of Sales

2Q09	In the second quarter of 2009, cost of sales decreased by 25.1%, to Ps. 116.1 billion (US$8.7 billion), as compared to the same quarter of 2008. This variation was primarily the result of the following:

• a decrease of Ps. 39.0 billion in purchases of imported products to then be sold in Mexico;

• a decrease of Ps. 12.4 billion in the net cost for the period of the reserve employee benefits; and

• an increase of Ps. 4.3 billion in maintenance expenses;

In the quarter, cost of sales as a percentage of total sales amounted to 44.7%, representing an increase of 3.0% as compared to the same quarter of the previous year, primarily as a result of lower prices and lower volume of crude oil exports.

1H09	In the first half of 2009, cost of sales decreased by 18.5%, to Ps. 227.0 billion (US$16.4 billion), as compared to the same period of 2008. The variation was primarily the result of the following:

• a decrease of Ps. 66.4 billion in purchases of imported products which are then sold in México;

• a decrease of Ps. 14.1 billion in the cost of the reserve for employee benefits;

• an increase of Ps. 7.1 billion in inventories variation; and

• an increase of Ps. 6.0 billion in maintenance expenses.

In the first half of 2009, cost of sales as a percentage of total sales amounted to 46.7%, representing an increase of 6.5% as compared to the fist half of 2008, primarily as a result of lower prices and lower volume of crude oil exports.
Gross Income

2Q09	In the second quarter of 2009, gross income decreased by 34.0%, to Ps. 143.4 billion pesos (US$10.7 billion), as compared to the same quarter of 2008, primarily due to lower prices and production of crude oil.

1H09	In first half of 2009, gross income decreased by 37.8%, to Ps. 258.9 billion (US$18.7 billion), as compared to first half of 2008, primarily due to lower prices and production of crude oil.

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General Expenses

2Q09 Total	In the second quarter of 2009, general expenses decreased by 15.4%, to Ps. 22.5 billion (US$1.7 billion) as compared to the same quarter of 2008, primarily due to decrease in the cost of the reserve for employee benefits.

2Q09 Distribution Expenses	Distribution expenses decreased by 12.5% to Ps. 8.2 billion (US$0.6 billion).

2Q09 Administrative Expenses	Administrative expenses decreased by 16.9% to Ps. 14.3 billion (US$1.1 billion).

1H09 Total	In the first half of 2009, general expenses decreased 17.6% to Ps. 44.7 billion (US$3.2 billion) as compared to the same half of 2008, primarily due to decrease in the net cost of the period of employee benefits.

1H09 Distribution Expenses	Distribution expenses decreased by 9.9% to Ps. 15.4 billion (US$1.1 billion).

1H09 Administrative Expenses	Administrative expenses decreased by 21.2% to Ps. 29.3 billion (US$2.1 billion).
Cost of the reserve for employee benefits
The cost of the reserve for employee benefits comprises provisions over the year to account for the increase of the reserve for employee benefits, which is recognized in the financial statements in accordance with Mexican FRS D-3 “Employee benefits”. This cost is allocated among cost of sales, distribution expenses and administrative expenses.
A change in the cost of the reserve for employee benefits reflects the recognition of one additional year of employment and age; wage increases, pensions and benefits; and changes in actuarial assumptions.

2Q09	In the second quarter of 2009, the cost of the reserve for employee benefits decreased by 43.7% to Ps. 24.1 billion (US$1.8 billion), as compared to the same quarter of 2008. This variation was mainly due to the recognition of the results of an independent actuarial valuation study.

1H09	In the first half of 2009, the cost of the reserve for employee benefits decreased by 35.7% to Ps. 48.2 billion (US$3.5 billion), as compared to the first half of 2008, essentially due to the recognition of the results of an independent actuarial valuation study.
Operating Income

2Q09	In the second quarter of 2009, the operating income decreased by 36.3%, to Ps. 121.0 billion (US$9.1 billion), as compared to the same quarter of 2008, primarily as a result of lower prices and lower production of crude oil.

1H09	In the first half of 2009, operating income decreased by 40.8%, to Ps. 214.2 billion (US$15.5 billion), as compared to the same period of 2008, primarily due to lower prices and lower production of crude oil.

PEMEX Unaudited Financial Results Report as of June 30, 2009	20/44
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Other Revenues (Expenses)-Net

2Q09	In the second quarter of 2009, other net revenues decreased by 73.9%, to Ps. 15.4 billion (US$1.2 billion), as compared to the same quarter of 2008, primarily due to lower tax credit derived from the negative rate of the Special Tax on Production and Services (IEPS) tax, which amounted to Ps. 56.9 billion[10].

1H09	In the first half of 2009, other net revenues decreased by 86.7%, to Ps. 12.5 billion (US$0.9 billion), as compared to the first half of 2008, primarily due to a decrease IEPS credit of Ps. 90.6 billion.
Comprehensive Financing Result

2Q09	In the second quarter of 2009, comprehensive financing result represented an income of Ps. 10.2 billion (US$0.8 billion), as compared to an expense of Ps. 6.5 billion. This variation resulted from:

• an increase of Ps. 13.6 billion in foreign exchange gain, due to the appreciation of the Mexican peso against the U.S. dollar during the second quarter of 2009;

• an increase of Ps. 3.1 billion in net interest expense and net financial expense.
Table 17
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Comprehensive financing result* **

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Comprehensive financing result	(6,485)	10,190		16,675	763	(7,380)	(10,081)	-36.6%	(2,701)	(727)
Financial income(1)	(1,746)	12,291		14,037	921	5,823	23,281	299.8%	17,458	1,680
Financial cost(1)	(12,291)	(23,232)	89.0%	(10,941)	(1,740)	(25,280)	(47,179)	86.6%	(21,899)	(3,404)

Foreign exchange gain (loss)	7,552	21,131	179.8%	13,579	1,583	12,078	13,817	14.4%	1,740	997

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.3513 = US$1.00 and Ps. 13.8602 = US$1.00 for the second quarter of 2009 and the first half of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	The financial cost and financial income include the effect of financial derivatives.

Note:	Numbers may not total due to rounding.
Participation in results of subsidiary entities and affiliates

2Q09	In the second quarter of 2009, participation in the results of subsidiary entities and affiliates decreased from an income of Ps. 4.9 billion in the second quarter of 2008, to a loss of Ps. 0.4 billion (US$0.03 billion), primarily due to results recognition of the Deer Park refinery.

[10]	Under the current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the IEPS and transfers it to the Federal Government. The difference between the retail price, or final price, and the producer price is the IEPS rate. The final price of gasoline and diesel is established by SHCP. The producer price of PEMEX is referenced to that of an efficient refinery in the Gulf of Mexico.

PEMEX Unaudited Financial Results Report as of June 30, 2009	21/44
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Income before Taxes and Duties

2Q09	In the second quarter of 2009, PEMEX recorded an income before taxes and duties of Ps. 146.2 billion (US$10.9 billion), a decrease of 41.2% or Ps. 102.2 billion, as compared to the income before taxes and duties of the second quarter of 2008, mainly due to:

• a decrease of Ps. 69.9 billion in operating income, as a result of lower prices and lower production of crude oil;

• a decrease in other revenues (expenses), due primarily to a lower tax credit derived from the negative rate of the Special Tax on Production and Services (IEPS) of Ps. 56.9 billion; and

• an increase of Ps. 16.7 billion in income associated with comprehensive financial result, which was attributable to foreign exchange gain.

1H09	In the first half of 2009, income before taxes and duties decreased by 52.3% to Ps. 216.1 billion (US$15.6 billion). This variation was primarily due to:

• a decrease of Ps. 147.8 billion in the operating income, primarily as a result of lower prices and lower production of crude oil ; and

• a decrease in other revenues (expenses), essentially due to a lower tax credit derived from the negative rate of the Special Tax on Production and Services (IEPS) of Ps. 90.6 billion.
Taxes and Duties11

2Q09	In the second quarter of 2009, taxes and duties decreased by 37.4%, to Ps. 145.0 billion (US$10.9 billion), as compared to the same quarter of 2008, primarily due to a decrease in price and production of crude oil. Taxes and duties paid as a percentage of total sales amounted to 55.9% as compared to 62.2% in the same quarter of 2008.

1H09	In the first half of 2009, taxes and duties paid decreased by 44.2%, to Ps. 241.9 billion, as compared to the same period of 2008, primarily due to a decrease in the price and production of crude oil. The taxes and duties to total sales ratio decreased from 62.4% in the first half of 2008 to 49.8% in the same period of 2009.

[11]	Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP pays other duties.

PEMEX Unaudited Financial Results Report as of June 30, 2009	22/44
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PEMEX	Corporate Finance Office — Investor Relations
Table 18
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties* **

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total taxes and duties	231,687	145,000	-37.4%	(86,686)	10,860	433,328	241,897	-44.2%	(191,431)	17,453
Hydrocarbon duties	228,144	139,711	-38.8%	(88,433)	10,464	427,230	235,284	-44.9%	(191,946)	16,975
Ordinary hydrocarbons duty	200,245	120,027	-40.1%	(80,218)	8,990	373,840	202,171	-45.9%	(171,670)	14,586
Extraordinary duty on crude oil exports	9,924	—		(9,924)	—	16,245	—	-100.0%	(16,245)	—
Hydrocarbons duty for the stabilization fund	17,474	19,024	8.9%	1,550	1,425	36,198	31,961	-11.7%	(4,237)	2,306
Duty for scientific and technological research on energy	491	654	33.1%	163	49	928	1,141	23.0%	213	82
Duty for oil monitoring	10	7	-34.3%	(3)	0.5	19	11	-38.7%	(7)	1
Other taxes and duties(1)	3,543	5,290	49.3%	1,747	396	6,098	6,613	8.4%	515	477

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.3513 = US$1.00 and Ps. 13.8602 = US$1.00 for the second quarter of 2009 and the first half of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes provisions.

Note:	Numbers may not total due to rounding.
Net income

2Q09	In the second quarter of 2009, PEMEX recorded a net income of Ps. 1.2 billion (US$0.1 billion), as compared to a net income of Ps. 16.7 billion in the same quarter of 2008. This variation is explained by lower income before taxes, primarily due to a decrease in prices and in volume of crude oil production during the quarter.

1H09	In the first half of 2009, PEMEX recorded a net loss of Ps. 25.8 billion (US$1.9 billion), as compared to a net income of Ps. 19.9 billion in the first half of 2008. This variation is explained by lower income before taxes and duties, primarily due to a decrease in hydrocarbon prices and crude oil production.
EBITDA

2Q09	In the second quarter of 2009, earnings before interest, taxes, depreciation and amortization, or EBITDA, decreased by 43.4%, to Ps. 179.3 billion (US$13.4 billion), as compared to the second quarter of 2008.

1H09	In the first half of 2009, EBITDA decreased by 45.0%, to Ps. 316.9 billion (US$22.9 billion).

PEMEX Unaudited Financial Results Report as of June 30, 2009	23/44
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PEMEX	Corporate Finance Office — Investor Relations
Table 19
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation* **

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Net income (loss)	16,696	1,158	-93.1%	(15,538)	87	19,948	(25,839)		(45,788)	(1,864)
+ Taxes and duties	231,687	145,000	-37.4%	(86,686)	10,860	433,328	241,897	-44.2%	(191,431)	17,453
- Comprehensive financing result	(6,485)	10,190		16,675	763	(7,380)	(10,081)	36.6%	(2,701)	(727)
+ Depreciation and amortization	19,214	19,279	0.3%	65	1,444	40,131	42,568	6.1%	2,436	3,071
+ Net cost of the period for employee benefits	42,788	24,093	-43.7%	(18,695)	1,805	74,933	48,185	-35.7%	(26,748)	3,477
EBITDA	316,869	179,340	-43.4%	(137,529)	13,432	575,720	316,891	-45.0%	(258,829)	22,863

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.3513 = US$1.00 and Ps. 13.8602 = US$1.00 for the second quarter of 2009 and the first half of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.
Results by Business Line
     The net income of PEMEX’s subsidiaries in the first half of 2009 was as follows:

PEP	Pemex-Exploration and Production recorded a net loss of Ps. 15.6 billion, which was Ps. 73.5 billion lower than the net income recorded in the first half of 2008, primarily due to lower prices and volume of crude oil.

PR	Pemex-Refining recorded a net loss of Ps. 21.4 billion, which was Ps. 21.2 billion lower than the net loss recorded in the same period of 2008, as a result of increased refining margins.

PGPB	Pemex-Gas and Basic Petrochemicals recorded a net income of Ps. 1.2 billion, which was Ps. 1.4 billion less than the net income recorded in the first half of 2008, primarily due to lower natural gas prices.

PPQ	Pemex-Petrochemicals recorded a net loss of Ps. 9.8 billion, which was Ps. 0.9 billion less than the net loss recorded in the first half of 2008, primarily due to a decrease in the net cost of the reserve for employee benefits for the period.

Assets

Current Assets	As of June 30, 2009, current assets decreased by 5.6% to Ps. 407.2 billion, as compared to June 30, 2008.

• The value of inventories decreased from Ps. 116.5, to Ps. 77.2 billion;

• cash and cash equivalents increased from Ps. 121.6, to Ps. 157.4 billion; and

• accounts receivable decreased from Ps. 193.4, to Ps. 172.5 billion.

Investments in Shares	Investments in shares decreased by 69.3%, to Ps. 10.5 billion.

Fixed Assets	Property, plant and equipment increased by 9.2%, to Ps. 892.5 billion, which represented 67.6% of total assets. This represented a 4.4% increase as compared to June 30, 2008.

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Other Assets	Other assets increased by 2.8%, to Ps. 10.3 billion, primarily due to the increase in prepaid insurance.

Total Assets	As of June 30, 2009, total assets increased by 2.1%, to Ps. 1,320.5 billion (US$100.2 billion), as compared to 2008. This decrease is primarily the result of an increase in properties, plants and equipment.
Liabilities

Current Liabilities	Short-term liabilities decreased by 0.7%, to Ps. 227.6 billion (US$17.3 billion), primarily as a result of a Ps. 30.0 billion decrease in taxes payable.

Long Term Liabilities	Long-term liabilities increased by 16.3%, to Ps. 1,088.4 billion (US $82.6 billion), primarily due to an increase of Ps. 97.5 billion in long-term debt and an increase of 14.2% in the reserve for employee benefits, from Ps. 458.5 to Ps. 523.8 billion, primarily explained by natural growth of such reserve. The increase of long-term liabilities, valued in pesos, is primarily due to the currency depreciation between June 30, 2008, and June 30, 2009.

Total Liabilities	Total liabilities increased by 12.9% to Ps. 1,316.0 billion (US$99.9 billion), primarily due to the increase of long-term liabilities, valued in pesos, affected by the currency depreciation between June 30, 2008, and June 30, 2009.
Equity
Total equity decreased by 96.5%, to Ps. 4.5 billion (US$0.3 billion), as compared to the closing date of the first half of 2008. The decrease was primarily due to the net loss recorded in the previous twelve months, mainly related to lower crude oil prices and the depreciation of the foreign exchange during the period[12].
Table 20
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity* **

	As of June 30,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Total equity	127,620	4,497	-96.5%	(123,123)	341
Certificates of contribution	96,958	96,958	0.0%	—	7,361
Increase in equity	149,539	179,880	20.3%	30,340	13,656
Social capital	4,026	4,124	2.4%	98	313
Legal reserve	800	966	20.7%	166	73
Donations	756	929	23.0%	174	71
Comprehensive profit (loss)	1,258	9,319	641.0%	8,062	708
Accumulated net income (losses)	(125,716)	(287,679)	128.8%	(161,963)	(21,840)
From prior years	(145,665)	(261,840)	79.8%	(116,175)	(19,878)
Net income (loss) for the period	19,948	(25,839)	-229.5%	(45,788)	(1,962)

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.1722 = US$1.00 as of June 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

[12]	As a consequence of the elimination of the PIDIREGAS scheme, during the second quarter of 2009, some reclassifications for presentation effects were done in increase in equity and conversion effects included in the comprehensive profit (loss).

PEMEX Unaudited Financial Results Report as of June 30, 2009	25/44
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Statement of Cash Flows

Operating Activities	In the first half of 2009, net cash flow provided from operating activities was Ps. 81.2 billion (US$5.9 billion), primarily due to lower taxes and duties paid.

Investing Activities	The net cash flow used in investing activities was Ps. 93.7 billion (US$6.8 billion), primarily due to an increase in fixed assets.

Financing Activities	The net cash flow provided from financing activities was Ps. 55.7 billion (US$4.0 billion).

Cash and cash equivalents	As a result of the foregoing, in the first half of 2009, PEMEX registered an accumulation in cash and cash equivalents of Ps. 43.2 billion.

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Investing and Financing Activities
Investing Activities

2009	During 2009 PEMEX expects to invest approximately Ps. 251.2 billion. The allocation of total investments is expected to be as follows:

• Ps. 219.5 billion to Exploration and Production[13];

• Ps. 23.8 billion to Refining;

• Ps. 4.5 billion to Gas and Basic Petrochemicals;

• Ps. 2.5 billion to Petrochemicals; and

• Ps. 0.9 billion to Petróleos Mexicanos.

The investment amounts may be further modified based on budgetary adjustments.

Financing Activities

2Q09 Financing Operations	On April 3, 2009, Petróleos Mexicanos issued Ps. 10 billion of Certificados Bursátiles in two tranches:

• Ps. 6.0 billion due March 2012, at the 28 day floating TIIE rate plus 90 basis points; and

• Ps. 4.0 billion due March 2016 at a fixed 9.15% rate, payable on a semi-annual basis.

Furthermore, on May 22, 2009, Petróleos Mexicanos reopened both tranches for:

• Ps. 6.5 billion due March 2012, and

• Ps. 3.5 billion due March 2016.

These instruments were issued under Petroleos Mexicanos’ Certificados Bursátiles program, authorized by the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores) on March 30, 2009.

On June 2, 2009, Petróleos Mexicanos issued £350 million of 13-year notes with an 8.25% coupon, payable annually and due June 2022.

On June 18, 2009, Petróleos Mexicanos obtained a bank loan in the amount of Ps. 6,750 million, maturing June 2011.

2Q09 Liquidity Management	As of June 30, 2009, US$2.5 billion of the syndicated revolving credit facility established on September 17, 2007 had been disbursed.

[13].	Includes upstream maintenance expenditures.

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Debt

Total	As of June 30, 2009, total consolidated debt in U.S. dollars,[14] including accrued interest, decreased by 3.8% compared to closing date of the first half of 2008, from US$48.8 to US$47.0 billion, as compared to the first half of 2008. However, total consolidated debt in pesos increased by 22.9%, to Ps. 618.5 billion (US$47.0 billion).

• Short-term debt totaled Ps. 101.9 billion (US$7.7 billion), and

• Long-term debt totaled Ps. 516.6 billion (US$39.2 billion).

Debt as a percentage of equity and liabilities totaled 46.8% as of June 30, 2009.

Net	Net debt, or the difference between total debt and cash and cash equivalents, increased by 20.8% to Ps. 461.1 billion (US$35.0 billion).
Table 21
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated total debt* **

	As of June 30,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Total debt	503,317	618,522	22.9%	115,205	46,957
Short-term	84,216	101,919	21.0%	17,704	7,737
Long-term	419,101	516,602	23.3%	97,501	39,219

Cash & cash equivalents	121,574	157,422	29.5%	35,848	11,951

Total net debt	381,742	461,099	20.8%	79,357	35,005

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.1722 = US$1.00 as of June 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.

[14]	Total consolidated debt consists of documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, Pemex Finance, Ltd. and RepCon Lux, S.A.

PEMEX Unaudited Financial Results Report as of June 30, 2009	28/44
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Maturity Profile	The following table shows the maturity profile of PEMEX’s total debt:
Table 22
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile* **

	As of June 30,
	(Ps. MM)	(US$MM)
Documented debt in pesos	124,677	9,465
2009	15,023	1,141
January - June 2010	15,013	1,140
July 2010 - June 2011	16,722	1,269
July 2011 - June 2012	22,800	1,731
July 2012 - June 2013	14,887	1,130
July 2013 and beyond	40,232	3,054

Documented debt in other currencies	493,844	37,491

2009	26,772	2,032
January - June 2010	45,111	3,425
July 2010 - June 2011	70,063	5,319
July 2011 - June 2012	39,332	2,986
July 2012 - June 2013	60,450	4,589
July 2013 and beyond	252,117	19,140

Total debt	618,522	46,957

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.1722 = US$1.00 as of June 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.

Duration	The following table presents the average duration of our debt exposure:
Table 23
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Average duration of debt exposure

	As of June 30,
	2008	2009	Change
		(Years)
U.S. Dollars	4.1	4.5	0.4
Mexican pesos	1.7	1.8	0.1
Euros	2.9	2.7	(0.3)
Yen	1.1	0.6	(0.5)
Total	3.5	3.9	0.41

Note: Numbers may not total due to rounding.

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Interest Rate Risk	PEMEX’s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of June 30, 2009, approximately 50.6% of PEMEX’s debt exposure was to fixed interest rates, and the remaining 49.4% was to floating rates.

Debt Exposure	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:
Table 24
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure(1)

	As of June 30,
	2008	2009	2008	2009	2008	2009
			Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	76.1%	79.9%	56.6%	52.1%	43.4%	47.9%
Mexican pesos	23.8%	20.1%	44.2%	44.8%	55.8%	55.2%
Euros	0.0%	0.0%	100.0%	100.0%	0.0%	0.0%
Yen	0.07%	0.04%	100.0%	100.0%	0.0%	0.0%
Total	100.0%	100.0%	53.7%	50.6%	46.3%	49.4%

(1)	Excludes accrued interest.

Note: Numbers may not total due to rounding.

Mark to market	The following tables present the amount hedged and the mark to market valuation of PEMEX’s derivative financial instruments.
Table 25
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Face value of derivative financial instruments linked to debt and assets*

	As of June 30,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Interest rate swaps	18,952	16,251	-14.3%	(2,701)	1,234
Cross currency swaps	49,528	72,749	46.9%	23,221	5,523
Extinguishing cross currency swaps	26,722	34,151	27.8%	7,429	2,593
Assets swaps(1)	14,527	19,147	31.8%	4,620	1,454
Total	109,729	142,298	29.7%	32,569	10,803

*	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.1722 = US$1.00 as of June 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Asset swaps include options over Repsol YPF, S.A. shares.

Note: Numbers may not total due to rounding.
Table 26
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Mark to market of derivative financial instruments linked to debt and assets*

		As of June 30,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Interest rate swaps	(824)	(1,637)	98.7%	(813)	(124)
Cross currency swaps	4,407	4,569	3.7%	162	347
Extinguishing cross currency swaps	2,822	2,384	-15.5%	(439)	181
Assets swaps(1)	(2,188)	(1,345)	-38.6%	844	(102)
Total	4,216	3,971	-5.8%	(246)	301

*	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.1722 = US$1.00 as of June 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Asset swaps include options over Repsol YPF, S.A. shares.

Note: Numbers may not total due to rounding.

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Table 27
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of natural gas derivative financial instruments

	As of June 30,
	2008	2009	Change
	(MMBTU)
Long swaps	50,266,887	184,119,243	266.3%	133,852,356
Short swaps	(50,310,993)	(184,099,195)	265.9%	(133,788,202)
Long options	91,872,988	62,712,481	-31.7%	(29,160,507)
Short options	(91,921,423)	(62,721,727)	-31.8%	29,199,696
Total	(92,541)	10,803	-111.7%	103,344

Note: Numbers may not total due to rounding.
Table 28
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Mark to market of natural gas derivative financial instruments*

	As of June 30,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Long swaps	1,126.6	(7,939.9)	-804.8%	(9,066.4)	(602.8)
Short swaps	(1,113.0)	8,172.8	-834.3%	9,285.9	620.5
Long options	1,686.3	610.4	-63.8%	(1,075.9)	46.3
Short options	(1,686.4)	(610.1)	-63.8%	1,076.2	(46.3)
Total	13.5	233.3	1624.3%	219.7	17.7

*	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.1722 = US$1.00 as of June 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.
Table 29
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of petroleum products derivative financial instruments

	As of June 30,
	2008	2009	Change
	(MMb)
Total	9.2	9.3	1.1%	0.1

Note: Numbers may not total due to rounding.
Table 30
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Mark to market of petroleum products derivative financial instruments*

	As of June 30,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Total	(93.5)	(25.7)	-72.5%	67.8	(1.9)

*	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.1722 = US$1.00 as of June 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.

Accounting for Derivative Financial Instruments	Derivative financial instruments are accounted at fair value in the financial statements, in accordance with Mexican FRS C-10 “Derivative Financial Instruments and Hedging Operations.” However, some of these instruments do not comply with the accounting standards required to be designated as hedges even cash flows generated by these instruments are offset by cash flows generated by the associated positions.

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Other Relevant Topics

Board of Directors and Executive Committees	On May 14, 2009, the new Board of Directors of Petróleos Mexicanos helds its first meeting, which included the following four new professional members in accordance with the Petróleos Mexicanos Law (Ley de Petróleos Mexicanos):

• C.P. José Fortunato Álvarez Enríquez;

• Dr. Héctor Moreira Rodríguez;

• Dr. Rogelio Gasca Neri; and

• Dr. Fluvio César Ruiz Alarcón.

On the same date, Mr. Salvador Vega Casillas, Secretary of the Public Function was also incorporated to the Board of Directors of PEMEX; and Mr. Alejandro Fleming Kauffman, Head of the Legal Affairs Unit of the Ministry of Energy, was ratified as Secretary of the Board of Directors, and Mr. Raoul Capdevielle Orozco, Technical Secretary of the General Direction of PEMEX, was ratified as Alternate Secretary.

Additionally, the memberships of the following seven Executive Committees, which will support the work of the the Board of Directors of Petróleos Mexicanos, were announced:

• Audit and Performance Evaluation;

• Transparency and Accountability;

• Compensation;

• Strategic Investment;

• Acquisitions, Leasing, Works and Services;

• Development and Technological Research; and

• Environmental and Sustainability.

Collaboration agreements	On May 11, 2009, Pemex-Petrochemicals entered into a collaboration agreement with the Autonomous University of the State of Mexico to jointly carry out research, engineering, environmental and technological activities. In particular, the agreement will include (i) production of environmentally friendly polymers; (ii) creation of chemical products and development of industrial processes that will contribute to environment preservation; and (iii) technological modernization of Pemex-Petrochemicals facilities. The agreement is for three years, and renewable thereafter for periods of the same length.

On May 12, 2009, PEMEX and the National Chamber of the Construction Industry (CMIC) renewed the PEMEX-CMIC National Interdisciplinary Commission. This Commission’s objectives are (i) to promote the development of oil and gas infrastructure; (ii) to establish collaboration relationships with the firms affiliated with the CMIC; and (iii) to contribute to the improvement of PEMEX’s contracting and execution processes.

Awards	On June 4, 2009, PEMEX presented its 2008 Social Responsibility Report. For the second time, the Global Reporting Initiative (GRI) awarded PEMEX’s Report with its highest possible rating (A+) for information disclosure. Other than PEMEX, only two global oil and gas companies received this rating.

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Natural Gas Price Mechanism	In accordance with a Presidential decree, the Board of Directors of Pemex-Gas and Basic Petrochemicals approved a 10% reduction in the price of natural gas applicable to residential users in those months in which their consumption is lower than the average residential peak consumption recorded in 2008 in its geographic distribution zone. Distributors must show in their invoices the reduction. The discount will be effective from April1 to December 31, 2009.

LPG Price Mechanism	Through a Presidential decree on December 29, 2008, a weighted average price before value added tax (VAT) of Ps. 8.92 per kg, was established for LPG, effective from January 1 to 31, 2009. Thereafter, on January 9, 2009, a new Presidential decree established a 10% discount to the Ps. 8.92 per kg price, making a price of Ps. 8.03 per kg, effective through December 31, 2009.

The LPG price mechanism in effect before the Presidential decrees was based on the price of LPG in the U.S. Gulf of Mexico coastal region, and then adjusted for quality and expenses related to distribution.

2009-2011 Collective Bargaining Agreement	PEMEX’s contractual relationship with its workers is regulated by the Federal Labor Law and by a collective bargaining agreement between PEMEX and the Petroleum Workers Union. This agreement is reviewed every two years, although wages are reviewed on a yearly basis.

On July 23, 2009, PEMEX and the Petroleum Workers Union entered into a new collective labor contract that will be effective from August 1, 2009 until July 31, 2011. This agreement provides for a 4.9% salary increase and a 1.5% benefits increase, effective August 1, 2009.

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Annex
Table A1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil production by selected fields

			2007				2008				2009
	2005	2006	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
	(Mbd)
Total	3,333	3,256	3,158	3,166	3,048	2,934	2,891	2,794	2,754	2,729	2,667	2,590

Northeastern Marine Region	2,357	2,205	2,074	2,111	2,003	1,885	1,861	1,770	1,695	1,658	1,584	1,481
Cantarell	2,029	1,788	1,582	1,580	1,427	1,270	1,163	1,036	954	858	742	637
Akal-Nohoch	1,973	1,734	1,529	1,533	1,383	1,223	1,117	992	897	790	675	570
Chac	12	12	11	11	14	14	13	13	12	10	13	13
Ixtoc	13	14	13	11	11	12	13	12	12	12	10	12
Sihil	19	16	18	12	8	10	9	8	22	36	33	35
Kutz	12	12	12	12	11	11	11	11	11	11	11	8
Ku	203	269	310	330	328	342	360	361	359	376	379	365
Zaap	69	71	89	91	123	148	197	219	232	253	270	264
Maloob	47	54	55	64	83	91	100	114	112	125	143	159
Others	9	23	39	47	42	34	41	41	39	45	49	56

Southwestern Marine Region	396	475	522	493	493	515	495	486	507	513	512	521
Chuc	103	107	96	94	82	78	76	71	68	62	67	67
Caan	98	88	75	69	69	75	66	76	68	59	52	51
Ixtal	9	47	77	50	74	73	74	56	98	102	102	105
Sinan	32	53	66	70	66	62	64	60	53	61	62	62
Bolontiku	40	57	83	93	81	89	88	78	81	69	67	85
Others	133	146	170	177	175	200	190	202	197	214	217	223

Southern Region	497	491	475	472	465	449	449	450	466	470	479	493
Samaria	65	64	67	63	59	58	55	52	51	52	52	51
Jujo	50	56	53	52	51	50	46	46	47	43	40	38
Iride	50	48	46	42	40	38	37	35	35	30	28	27
Puerto Ceiba	77	54	42	41	41	40	36	33	32	29	26	26
Sen	19	22	21	27	29	29	38	37	39	48	48	44
Tecominoacán	22	29	25	24	21	20	23	24	27	28	27	25
Pijije	13	15	14	14	14	15	15	19	18	19	19	20
Cárdenas	15	18	15	14	14	13	12	12	12	14	14	12
Cunduacán	27	21	16	15	13	12	12	13	13	13	14	15
Mora	4	9	12	12	12	11	10	10	10	11	11	11
Yagual	12	11	11	13	12	10	10	9	9	8	8	8
Oxiacaque	6	8	11	12	11	11	9	8	9	7	7	5
Ogarrio	7	9	9	10	10	7	8	9	9	8	9	9
Cactus	9	8	9	9	9	9	10	10	10	10	10	9
Chinchorro	8	7	8	7	8	8	9	8	9	9	8	8
Others	110	111	117	119	124	119	120	127	139	144	159	186

Northern Region (1)	84	84	87	89	87	85	87	88	86	88	92	95
Poza Rica	10	10	10	10	9	9	8	7	7	8	8	7
Tajín	6	5	7	8	9	7	12	13	12	8	8	8
Arenque	9	8	8	8	8	7	6	6	7	6	6	5
Coapechapa	9	7	7	6	5	6	7	7	7	8	7	7
Agua Fría	6	7	5	4	5	6	7	6	6	7	6	6
Constituciones	5	5	5	5	4	5	5	4	4	4	4	4
Others	38	41	46	49	48	45	44	45	43	47	54	59

(1)	Chicontepec production 1Q09: 28 Mbd. 2Q09: 29 Mbd.

Note: Numbers may not total due to rounding.

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Table A2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas production by selected fields

			2007				2008				2009
	2005	2006	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
	(MMpcd)
Total	4,818	5,356	5,816	6,033	6,094	6,285	6,586	6,861	6,963	7,260	7,018	7,029

Northeastern Marine Region	928	920	992	1,129	1,147	1,356	1,647	1,854	1,913	2,189	1,900	1,814
Cantarell	759	716	782	930	925	1,124	1,383	1,586	1,634	1,897	1,579	1,457
Akal-Nohoch	720	673	740	888	873	1,069	1,335	1,553	1,595	1,853	1,535	1,413
Ixtoc	21	22	19	23	34	31	29	18	19	21	21	21
Sihil	8	10	13	10	7	12	8	4	9	14	13	14
Kutz	5	5	5	5	5	5	5	5	5	5	5	4
Chac	5	5	5	5	6	6	6	6	5	4	5	5
Ku	103	141	146	138	147	153	161	153	159	164	178	211
Others	65	63	64	61	75	79	103	114	120	128	143	147

Southwestern Marine Region	655	856	985	940	1,010	1,035	991	1,016	1,046	1,038	1,067	1,141
Caan	206	185	171	159	200	212	188	227	209	179	163	180
Sinan	80	123	140	152	144	141	130	110	90	116	120	127
May	24	85	135	121	152	165	173	229	206	215	254	278
Ixtal	13	86	143	99	151	147	152	113	200	202	202	208
Chuc	113	115	107	107	93	84	82	78	75	68	74	76
Bolontiku	40	57	83	93	81	89	88	78	81	69	67	85
Others	176	188	210	227	212	224	213	207	213	219	221	241

Southern Region	1,400	1,352	1,365	1,392	1,378	1,277	1,364	1,419	1,492	1,525	1,540	1,547
Iride	93	106	108	116	104	96	92	93	108	106	108	105
Samaria	88	78	107	101	88	89	83	83	83	92	100	87
Narvaez	0	30	87	83	82	85	88	90	101	100	93	99
Cunduacán	88	97	85	80	61	58	60	66	59	62	59	64
Sen	47	56	54	71	73	75	90	106	117	146	150	128
Muspac	115	84	76	74	75	24	61	65	53	49	43	43
Giraldas	74	63	60	61	62	62	70	70	71	70	68	67
Jujo	54	57	58	57	53	57	63	66	61	73	64	67
Oxiacaque	13	15	32	41	62	74	77	76	81	54	42	29
Copano	65	55	50	49	47	48	44	42	40	38	36	35
Pijije	37	42	42	41	37	38	36	43	44	47	51	52
Tizón	28	29	31	36	42	40	33	32	54	75	78	95
Catedral	74	55	44	44	40	11	20	22	18	17	15	10
Puerto Ceiba	51	37	29	29	29	29	27	25	24	22	19	19
José Colomo	35	30	29	30	29	28	28	26	26	25	24	24
Tecominoacán	34	40	28	30	28	26	29	27	29	31	29	26
Cárdenas	33	38	31	25	26	28	26	25	27	30	27	22
Costero	—	11	18	12	43	18	40	52	81	70	105	112
Others	436	412	412	432	462	444	478	500	540	507	537	571

Northern Region(1)	1,835	2,228	2,475	2,572	2,559	2,616	2,583	2,572	2,512	2,509	2,511	2,526
Lizamba	103	152	235	233	225	279	303	307	297	296	288	268
Arquimia	—	113	195	219	198	195	167	129	101	79	63	64
Apertura	52	143	168	181	157	175	176	158	138	126	109	94
Culebra	172	168	154	160	167	170	165	145	139	138	118	116
Velero	50	71	105	112	124	111	94	86	82	83	83	89
Cuitláhuac	116	117	100	100	96	91	91	84	84	78	79	82
Arcabuz	65	77	97	88	95	98	104	95	85	82	81	87
Lankahuasa	—	51	104	101	83	79	72	66	61	57	50	52
Fundador	50	95	87	84	89	86	77	83	78	70	72	62
Vistoso	117	117	100	90	66	64	60	54	45	37	27	21
Arcos	92	96	69	67	60	61	55	62	53	50	47	44
Papán	—	—	—	14	98	115	129	197	256	262	258	242
Cañón	53	54	50	53	53	53	49	44	45	37	34	30
Others	892	921	968	1,043	1,109	1,119	1,135	1,231	1,275	1,356	1,439	1,495

(1)	Chicontepec production. 1Q09: 81 MMcfd. 2Q09: 83 MMcfd.

Note: Numbers may not total due to rounding.

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Table A3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected operating information

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2008	2009	Change		2008	2009	Change
Production
Total hydrocarbons (Mboed)	3,960	3,807	-3.9%	(153)	3,998	3,836	-4.0%	(162)
Total crude oil (Mbd)	2,794	2,590	-7.3%	(203)	2,843	2,628	-7.5%	(214)
Total gas equivalent (Mboed)(1)	1,167	1,217	4.3%	50	1,155	1,207	4.5%	52
Offshore crude oil / Total crude oil production	81.5%	78.0%	-3.4%		81.8%	78.7%	-3.1%

(1)	Includes condensates.

Note: Numbers may not total due to rounding. Mboed stands for thousands of barrels of oil equivalent per day.

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Table A4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated balance sheet* **

		As of June 30,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Current assets	431,470	407,196	-5.6%	(24,275)	30,913
Cash & cash equivalents	121,574	157,422	29.5%	35,848	11,951
Net accounts receivable	193,382	172,528	-10.8%	(20,854)	13,098
Inventories	116,515	77,246	-33.7%	(39,269)	5,864
of products	112,386	72,765	-35.3%	(39,621)	5,524
of materials	4,128	4,480	8.5%	352	340
Investments in shares of non-consolidated subsidiaries and affiliates	34,243	10,508	-69.3%	(23,734)	798

Properties, plant and equipment	817,201	892,468	9.2%	75,267	67,754

Other assets, net	10,048	10,325	2.8%	277	784

Total assets	1,292,962	1,320,496	2.1%	27,534	100,249

Short-term liabilities	229,227	227,648	-0.7%	(1,579)	17,282
Short-term debt(1)	84,216	101,919	21.0%	17,704	7,737
Suppliers	34,410	38,842	12.9%	4,432	2,949
Net accounts payable	34,482	40,749	18.2%	6,267	3,094

Taxes payable	76,120	46,139	-39.4%	(29,981)	3,503

Long-term liabilities	936,114	1,088,351	16.3%	152,237	82,625
Long-term debt(1)	419,101	516,602	23.3%	97,501	39,219

Reserve for employee benefits	458,523	523,815	14.2%	65,292	39,767

Reserve for sundry creditors and others	52,140	41,017	-21.3%	(11,123)	3,114

Deferred taxes	6,351	6,917	8.9%	566	525
Total liabilities	1,165,342	1,315,999	12.9%	150,658	99,907

Total equity	127,620	4,497	-96.5%	(123,123)	341

Total liabilities and equity	1,292,962	1,320,496	2.1%	27,535	100,249

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) —formerly Mexican GAAP— issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.1722 = US$1.00 as of June 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, Pemex Finance Ltd., P.M.I. Trading, Ltd. and Repcon Lux, S.A.

Note:	Numbers may not total due to rounding.

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Table A5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated income statement* **

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total sales	372,479	259,519	-30.3%	(112,960)	19,438	694,824	485,911	-30.1%	(208,914)	35,058
Domestic sales	178,143	140,162	-21.3%	(37,981)	10,498	341,626	273,144	-20.0%	(68,481)	19,707
Exports	193,176	118,001	-38.9%	(75,174)	8,838	350,871	210,021	-40.1%	(140,850)	15,153
Services income	1,160	1,356	16.8%	195	102	2,328	2,746	18.0%	418	198

Cost of sales(1)	155,024	116,089	-25.1%	(38,935)	8,695	278,606	227,035	-18.5%	(51,572)	16,380

Gross income	217,455	143,430	-34.0%	(74,025)	10,743	416,218	258,876	-37.8%	(157,342)	18,678

General expenses(1)	26,556	22,477	-15.4%	(4,079)	1,683	54,262	44,700	-17.6%	(9,562)	3,225
Distribution expenses	9,334	8,162	-12.5%	(1,171)	611	17,142	15,447	-9.9%	(1,695)	1,114
Administrative expenses	17,223	14,315	-16.9%	(2,908)	1,072	37,120	29,253	-21.2%	(7,867)	2,111

Operating income (loss)	190,898	120,953	-36.6%	(69,945)	9,059	361,956	214,176	-40.8%	(147,780)	15,453

Other revenues (expenses) — net(2)	59,082	15,398	-73.9%	(43,684)	1,153	94,073	12,515	-86.7%	(81,557)	903

Comprehensive financing result	(6,485)	10,190		16,675	763	(7,380)	(10,081)		(2,701)	(727)

Participation in the results of subsidiaries and associates	4,887	(383)		(5,270)	(29)	4,627	(553)		(5,180)	(40)

Income before taxes and duties	248,382	146,158	-41.2%	(102,224)	10,947	453,276	216,058	-52.3%	(237,219)	15,588

Taxes and duties	231,687	145,000	-37.4%	(86,686)	10,860	433,328	241,897	-44.2%	(191,431)	17,453

Net income (loss)	16,696	1,158	-93.1%	(15,538)	87	19,948	(25,839)		(45,788)	(1,864)

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) —formerly Mexican GAAP— issued by the Consejo Mexicano para la

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.3513 = US$1.00 and Ps. 13.8602 = US$1.00 for the second quarter of 2009 and the first half of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes the cost of the reserve for employee benefits.

(2)	Includes IEPS credits.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2009	38/44
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations
Table A6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected financial indexes* **

	Second quarter (Apr.-Jun.)			Six months ending Jun. 30,
	2008	2009	Change	2008	2009	Change
Consolidated income statement ratios
Cost of sales / Total sales	41.6%	44.7%	3.1%	40.1%	46.7%	6.6%
Depreciation / Cost of sales and General expenses	10.6%	13.9%	3.3%	12.1%	15.7%	3.6%
Operating income / Total sales	51.3%	46.6%	-4.6%	52.1%	44.1%	-8.0%
Taxes and duties / Total sales	62.2%	55.9%	-6.3%	62.4%	49.8%	-12.6%

					As of June 30,
				2008	2009	Change		2009
								(US$MM)
Consolidated balance sheet ratios(1)
Working capital (Ps. MM)(2)				202,243	179,547	-11.2%	(22,696)	13,631
Properties and equipment / Total Assets				63.2%	67.6%	4.4%
Total debt / Total liabilites and equity				38.9%	46.8%	7.9%

					Six months ending Jun. 30,
				2008	2009	Change		2009
								(US$/boe)
Pemex — Exploration and Production ratios(3)
Sales / Hydrocarbons production (Ps. / boe)				836.9	508.1	-39.3%	(328.7)	36.7
Operating income / Hydrocarbons production (Ps. / boe)				684.0	337.3	-50.7%	(346.7)	24.3
Net income / Hydrocarbons production (Ps. / boe)				79.6	(22.4)	-128.2%	(102.1)	(1.6)
Taxes and duties / Operating income				85.9%	100.6%	14.7%

PEMEX Unaudited Financial Results Report as of June 30, 2009	39/44
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations
Table A7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statement of cash flows (indirect method)* **

	2008	2009	Change
	(Ps. MM)				(US$MM)
Operating activities
Income before taxes and duties paid (1)	453,276	219,530	-51.6%	(233,747)	15,839

Non-cash items	74,933	50,267	-32.9%	(24,665)	3,627

Items related to investing activities	35,721	46,986	31.5%	11,265	3,390

Depreciation and amortization	40,131	42,568	6.1%	2,436	3,071
Profit or loss of sale of property, plants and equipment	61	—	-100.0%	(61)	—

Participation in subsidiary companies and joint ventures	(4,628)	553	-111.9%	5,180	40

Other items	156	3,866	2376.5%	3,710	279

Items related to financing activities	(11,215)	(23,887)	113.0%	(12,672)	(1,723)

Accrued interest	3,021	15,083	399.4%	12,062	1,088
Other items	(14,235)	(38,970)	173.8%	(24,735)	(2,812)

Funds provided by income before taxes and duties	552,716	292,896	-47.0%	(259,819)	21,132

Accounts receivable	(28,961)	9,702	-133.5%	38,663	700
Inventories	(23,371)	(11,774)	-49.6%	11,597	(849)
Other accounts receivable and other assets	326	5,982	1737.2%	5,656	432
Suppliers	(728)	3,460	-575.1%	4,188	250
Other liabilities	(13,589)	(3,149)	76.8%	10,439	(227)
Taxes and duties paid	(503,802)	(215,903)	57.1%	287,899	(15,577)
Funds provided by (used in) operating activities	(570,126)	(211,683)	-62.9%	358,443	(15,273)

Net cash flow from operating activities	(17,410)	81,214	-566.5%	98,623	5,859

Investing activities
Property, plant and equipment	(50,298)	(93,794)	86.5%	(43,496)	(6,767)
Other permanent investments	3,448	116	-96.6%	(3,332)	8
Other items	90	—	-100.0%	(90)	—

Net cash flow from investing activities	(46,759)	(93,678)	100.3%	(46,919)	(6,759)

Excess (required) funds for financing activities	(64,169)	(12,465)	-80.6%	51,705	(899)

Financing activities
Bank loans	36,795	9,955	-72.9%	(26,841)	718
Securities	48,954	76,423	56.1%	27,469	5,514
Amortization of bank loans	(47,223)	(16,981)	-64.0%	30,242	(1,225)
Amortization of securities	(24,873)	(13,699)	-44.9%	11,175	(988)
Future equity increases	5,082	(35)	-100.7%	(5,117)	(3)
Other items	(3,988)	—	-100.0%	3,988	—

Net cash flow from financing activities	14,746	55,663	277.5%	40,917	4,016

Net increase in cash and cash equivalents	(49,423)	43,198	-187.4%	92,621	3,117
Cash and cash equivalents at the beginning of the year	170,997	114,224	-33.2%	(56,773)	8,241
Cash and cash equivalents at the end of the year	121,574	157,422	29.5%	35,848	11,358

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) —formerly Mexican GAAP— issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rate of Ps. 13.8602 = US$1.00 for the first half of 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	The starting point is income before taxes and duties paid, not accrued as presented in the income statement. Note: Numbers may not total due to rounding.

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2009	40/44
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations
Table A8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Subsidiary Entities’ contribution to financial results*
Figures in millions pesos

					Subsidiary
	Exploration and		Gas and Basic		Companies and	Intersegment
	Production	Refining	Petrochemicals	Petrochemicals	Corporate	eliminations	Total
				(Ps. MM)
Six months ending June 30, 2009
Total sales	352,787	237,619	86,224	25,200	320,128	(536,047)	485,911
External clients	—	208,399	55,932	8,813	210,021	—	483,165
Intersegment	352,787	27,484	30,292	16,386	108,538	(535,487)	—
Revenues from services	—	1,736	—	—	1,569	(560)	2,746
Gross income (loss)	249,450	653	6,334	(4,773)	27,669	(20,455)	258,876
Operating income (loss)	234,149	(20,077)	298	(9,994)	9,588	212	214,176
Comprehensive financing result	(13,834)	(5,731)	1,097	83	13,874	(5,570)	(10,081)
Depreciation and amortization	35,483	4,436	1,760	567	322	—	42,568
Cost of the reserve for employee benefits	16,441	16,225	3,628	4,489	7,403	—	48,185
Taxes and duties	235,612	1,310	748	134	4,094	—	241,897
Net income (loss)	(15,576)	(21,429)	1,204	(9,843)	(11,884)	31,688	(25,840)

As of June 30, 2009
Current assets	763,275	210,640	90,564	55,773	1,119,632	(1,832,688)	407,196
Investment in shares of non-consolidated subsidiaries and affiliates	540	157	1,516	—	328,769	(320,473)	10,508
Fixed assets	648,874	179,211	41,670	16,526	9,161	(2,975)	892,468
Acquisition of fixed assets	76,868	15,633	394	1,002	640	—	94,538
Total assets	1,413,524	392,146	134,009	72,614	1,965,404	(2,657,201)	1,320,496
Short-term liabilities	469,396	210,538	32,575	7,724	910,474	(1,403,059)	227,648
Reserve for employee benefits	181,475	178,465	44,880	49,644	69,352	—	523,815
Total liabilities	1,156,200	435,195	85,123	58,439	1,909,354	(2,328,311)	1,315,999
Equity	257,324	(43,049)	48,887	14,175	56,050	(328,891)	4,497

Six months ending June 30, 2008
Total sales	608,887	270,362	141,417	41,325	518,517	(885,683)	694,824
External clients	—	240,729	87,063	13,834	350,871	—	692,497
Intersegment	608,887	27,848	54,354	27,491	166,743	(885,323)	0
Revenues from services	—	1,785	—	—	903	(361)	2,328
Gross income (loss)	513,998	(106,778)	7,327	(4,088)	25,685	(19,927)	416,218
Operating income (loss)	497,639	(129,579)	1,843	(11,510)	4,483	(920)	361,956
Comprehensive financing result	(13,511)	(1,690)	1,753	436	6,229	(597)	(7,379)
Depreciation and amortization	32,954	4,571	1,740	560	306	—	40,131
Cost of the reserve for employee benefits	24,770	25,766	5,608	7,430	11,359	—	74,933
Taxes and duties	427,454	2,171	1,358	138	2,207	—	433,328
Net income (loss)	57,945	(42,624)	2,634	(10,772)	26,586	(13,822)	19,948

As of June 30, 2008
Current assets	664,690	238,957	95,938	58,266	539,341	(1,165,722)	431,470
Investment in shares of non-consolidated subsidiaries and affiliates	367	157	1,157	—	723,131	(690,569)	34,243
Fixed assets	589,581	163,606	41,555	15,299	8,091	(930)	817,201
Acquisition of fixed assets	54,823	5,176	1,239	397	165	—	61,801
Total assets	1,276,092	403,091	138,926	73,821	2,532,879	(3,131,846)	1,292,962
Short-term liabilities	160,397	183,862	37,410	13,355	996,993	(1,162,789)	229,227
Reserve for employee benefits	159,918	156,866	37,444	43,996	60,300	—	458,523
Total liabilities	963,910	387,655	86,281	58,484	2,380,133	(2,711,120)	1,165,342
Equity	312,182	15,436	52,645	15,337	152,746	(420,726)	127,620

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) —formerly Mexican GAAP— issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2009	41/44
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations
Table A9
Main Tenders
Pemex-Exploration and Production

Tender number	Amount US$MM	Announced date	Description	Status	Awarded to:
18575008-005-09	138.7	22-May-09	3D SEISMIC INFORMATION	AWARDED	AMERICAN GEOPHYSICAL
18575051-045-08	103.0	8-Apr-09	LEASING OF DRILLING EQUIPMENT FOR THE NORTHERN DIVISION	AWARDED	ADT PETROSERVICIOS
18575107-005-09	35.6	19-May-09	SEA TRANSPORTATION	AWARDED
1 lot	23.8	0-Jan-00		AWARDED	NAVIERA BOURBON TAMAULIPAS
1 lot	11.8	0-Jan-00		AWARDED	NAVIERA PETROLERA INTEGRAL
18575106-016-09	32.1	29-Jun-09	PROCUREMENT AND CONSTRUCTION OF A 20” x 3.4 KM. GAS PIPELINE	AWARDED	CONDUX
18575107-009-09	22.2	15-Jun-09	SEA TRANSPORTATION	AWARDED
1 lot	10.8	0-Jan-00		AWARDED	MANTENIMIENTO EXPRESS MARITIMO
1 lot	11.4	0-Jan-00		AWARDED	CONSTRUCCIONES INTEGRALES DEL CARMEN
18575004-010-09	22.0	8-May-09	CARBON STEEL PIPELINES	AWARDED
2 lots	14.6	0-Jan-00		AWARDED	TUBERIAS PROCARSA
3 lots	7.4	0-Jan-00		AWARDED	TUBERIA LAGUNA
18575111-002-09	13.3	30-Jun-09	SUPPLY OF LUBOIL	AWARDED	ORGANIZACION 15
18575062-075-08	12.0	8-Apr-09	CONSTRUCTION AND RECONDITIONING FOR THE DRILLING OF WELLS IN THE SOUTHERN REGION	AWARDED	CALZADA CONSTRUCCIONES
18575062-082-08	11.9	24-Apr-09	CONSTRUCTION AND SUBSTITUTION OF OIL AND GAS PIPELINES INRASTRUCTURE	AWARDED	CONSTRUCCIONES Y RECUBRIMIENTOS INDUSTRIALES MAYURSE
18575062-080-08	11.9	8-Apr-09	CONSTRUCTION AND RECONDITIONING FOR THE DRILLING OF WELLS IN THE SOUTHERN REGION	AWARDED	INDHECA GRUPO CONSTRUCTOR
18575062-087-08	10.7	15-Apr-09	CONSTRUCTION AND RECONDITIONING FOR THE DRILLING OF WELLS IN THE SOUTHERN REGION	AWARDED	ALFA ROMERO CONSTRUCCIONES
18575062-081-08	10.3	17-Apr-09	CONSTRUCTION AND RECONDITIONING FOR THE DRILLING OF WELLS IN THE SOUTHERN REGION	AWARDED	INDHECA GRUPO CONSTRUCTOR
18575107-006-09	9.7	11-May-09	HOTEL AND CATERING SERVICES	AWARDED	SODEXHO MEXICO
18575062-060-08	9.6	3-Apr-09	CONSTRUCTION OF TRANSPORTATION LINES IN THE SOUTHERN REGION	AWARDED	CONSTRUCCIONES Y EQUIPOS LATINOAMERICANOS
18575062-074-08	9.2	3-Apr-09	CONSTRUCTION AND RECONDITIONING FOR THE DRILLING OF WELLS IN THE SOUTHERN REGION	AWARDED	ALZ CONSTRUCCIONES
18575106-006-09		28-Apr-09	SUPPLY, TRANSPORTATION, INSTALLATION AND TESTS FOR THE REMOTE SEPARATION SYSTEM AT KMZ FIELD	IN PROCESS
18575106-020-09		19-May-09	CONSTRUCTION OF THE CARDENAS NORTE-PAREDÓN 16” GAS PIPELINE	IN PROCESS
18575106-019-09		19-May-09	CONSTRUCTION OF THE KAMBESHA WELL RECOVERY PLATFORM	IN PROCESS
18575111-003-09		21-May-09	ASSURANCE OF THE INTEGRITY AND RELIABILITY OF THE HYDROCARBONS TRANSPORTATION SYSTEM	IN PROCESS
18575110-006-09		4-Jun-09	OPTIMIZATION OF ARTIFICIAL PRODUCTION SYSTEMS AT BURGOS	IN PROCESS
18575109-011-09		4-Jun-09	SERVICES FOR MONITORING WELLS	IN PROCESS
18575021-006-09		9-Jun-09	MAINTENANCE FOR EQUIPMENT AT THE AKAL-C7, C8 AND AC-Q PLATFORMS	IN PROCESS
18575110-011-09		16-Jun-09	CONSTRUCTION OF DISCHARGE LINES FOR HYDROCARBONS TRANSPORTATION AT BURGOS	IN PROCESS
18575110-012-09		18-Jun-09	CONSTRUCTION OF DISCHARGE LINES FOR HYDROCARBONS TRANSPORTATION AT BURGOS	IN PROCESS
18575110-014-09		18-Jun-09	CONSTRUCTION OF PLATFORMS AND PATHS AT BURGOS	IN PROCESS
18575110-016-09		18-Jun-09	CONSTRUCTION, INSTALLATION AND CONECTION FOR GAS RECEIPT AT BURGOS	IN PROCESS
18575110-020-09		18-Jun-09	CONSTRUCTION OF GAS RECOLLECTION STATIONS AT BURGOS	IN PROCESS
18575110-002-09		25-Jun-09	WORKS FOR DRILLING AT THE BURGOS BASIN	IN PROCESS
18575110-003-09		25-Jun-09	WORKS FOR DRILLING AT THE BURGOS BASIN	IN PROCESS

Note: For further information on these and other tenders, consult www.compranet.gob.mx.

Table A10 Main Tenders Pemex-Gas and Basic Petrochemicals

Tender number	Amount US$MM	Announced date	Description	Status	Awarded to:
18577010-010-09	4.4	5-Jun-09	MAINTENANCE AND REPAIR FOR EQUIPMENT	AWARDED	$
4 lots	3.4	0-Jan-00		AWARDED	CONSTRUCCIONES DE SISTEMAS INDUSTRIALES MECANICOS Y ELECTRONICOS
2 lots	1.0	0-Jan-00		AWARDED	INTEGRASIS
18577010-013-09	1.9	5-Jun-09	LAND CONDITIONING	AWARDED	ALED COMPANY
18577007-002-09	1.7	15-May-09	SUPPLY OF MATERIALS	AWARDED	$
1 lot	0.0	0-Jan-00		AWARDED	BENSON QUIMICA
9 lots	1.3	0-Jan-00		AWARDED	BRENNTAG MEXICO
2 lots	0.2	0-Jan-00		AWARDED	PROVEEDORES INTERNACIONALES DE MATERIAS PRIMAS
5 lots	0.2	0-Jan-00		AWARDED	QUIMI CORP INTERNACIONAL

Note:	For further information on these and other tenders, consult www.compranet.gob.mx.

PEMEX Unaudited Financial Results Report as of June 30, 2009	42/44
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations
Table A11
Main Tenders
Pemex-Refining

Tender number	Amount US$MM	Announced date	Description	Status	Awarded to:
18576018-008-09	37.0	19-May-09	SEA TRANSPORTATION	AWARDED	TMM DIVISION MARITIMA
18576057-005-09	23.9	4-May-09	SUPPLY OF CHEMICAL PRODUCTS AND SUBSTANCES	AWARDED	CATALIZADORES SALH-MON
18576014-074-08	17.4	3-Apr-09	BASIC AND DETAILED ENGINEERING AT THE FRANCISCO I. MADERO REFINERY	AWARDED	ABENGOA MEXICO
18576171-001-09	14.0	22-May-09	TRANSPORT, VEHICLES AND AUTOMOTIVE EQUIPMENT	AWARDED
2 lots	9.8	0-Jan-00		AWARDED	AUTOMOTORES SONI
1 lot	3.8	0-Jan-00		AWARDED	AUTOKASA VIADUCTO
1 lot	0.1	0-Jan-00		AWARDED	CUAUTLA AUTOMOTRIZ
1 lot	0.3	0-Jan-00		AWARDED	VESA AUTOMOTRIZ
18576057-006-09	7.5	29-Apr-09	SEA TRANSPORTATION	AWARDED	INTERMAR CARMEN
18576173-020-09		23-Apr-09	CONSTRUCTION OF A SULFUR RECOVERY PLANT AT THE ING. ANTONIO M. AMOR REFINERY	IN PROCESS
18576112-001-09		28-Apr-09	MOBILE LABORATORIES	IN PROCESS

Note:	For further information on these and other tenders, consult www.compranet.gob.mx.
Table A12
Main Tenders
Pemex-Petrochemicals

Tender number	Amount US$MM	Announced date	Description	Status	Awarded to:
18578010-004-09	4.9	6-May-09	SUPPLY OF CHEMICAL PRODUCTS AND SUBSTANCES	AWARDED
1 lot	0.4	0-Jan-00		AWARDED	QUIMICA RANA DE MONTERREY
2 lots	4.5	0-Jan-00		AWARDED	CORPORACION SIERRA MADRE
18578025-006-09	2.7	14-May-09	REHABILITATION OF THE COOLING TOWER AT PC MORELOS	AWARDED	VANGD
18578025-009-09	2.2	14-May-09	REHABILITATION OF THE CELLS FROM THE COOLING TOWER AT PC CANGREJERA	AWARDED	VANGD
18578021-001-09	1.9	29-Jun-09	MANAGEMENT, TRANSPORTATION AND TREATMENT OF WASTE	AWARDED	SISTEMAS INTEGRALES EN EL MANEJO DE RESIDUOS INDUSTRIALES
18578019-022-08	1.2	28-Apr-09	MACHINERY AND EQUIPMENT FOR CONSTRUCTION	AWARDED	FLEXIBLE LIFELINE SYSTEMS MEXICO

Note:	For further information on these and other tenders, consult www.compranet.gob.mx.
Table A13
Main Tenders
Petróleos Mexicanos

Tender number	Amount US$MM	Announced date	Description	Status	Awarded to:
18572039-011-08	284.8	15-May-09	CONSTRUCTION OF A CRYOGENIC PLANT AT GPC POZA RICA	AWARDED	ICA FLUOR DANIEL
18572039-007-08	247.9	12-Jun-09	DETAILED ENGINEERING AND SUPPLY OF MATERIALS AT PC CANGREJERA	AWARDED	ACS SERVICIOS, COMUNICACIONES Y ENERGIA
18572039-008-08	29.7	24-Apr-09	ENGINEERING, PROCUREMENT AND CONSTRUCTION FOR THE 18” PIPELINE FROM CIMA DE TOGO TO VENTA DE CARPIO	AWARDED	ARB ARENDAL
18572039-009-08	5.2	16-Apr-09	REHABILITATION FOR THE ANTIFIRE SYSTEM AT THE TOPOLOBAMPO LPG TERMINAL	AWARDED	CONTROL Y MONTAJES INDUSTRIALES DE MEXICO

Note:	For further information on these and other tenders, consult www.compranet.gob.mx.

PEMEX Unaudited Financial Results Report as of June 30, 2009	43/44
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations
If you would like to contact Investor Relations, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412
ri@dcf.pemex.com
If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List”.

Celina Torres	Andrés Brügmann
ctorresu@dcf.pemex.com	abrugmann@dcf.pemex.com

Carmina Moreno	Guillermo Regalado
cmoreno@dcf.pemex.com	gregalado@dcf.pemex.com

Cristina Arista	Paulina Nieto
darista@dcf.pemex.com	pnietob@dcf.pemex.com

Antonio Murrieta
amurrieta@dcf.pemex.comu
PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.
Convenience translations into US dollars of amounts in pesos for the Balance Sheet have been made at the established exchange rate, as of June 30, 2009, of Ps. 13.1722 = US$1.00; other translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.3513 = US$1.00 and Ps. 13.8602 = US$1.00 for the second quarter of 2009 and the first six months of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.
We may include forward-looking statements that address, among other things, our:
▪	drilling and other exploration activities;

▪	import and export activities;

▪	projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity, etc..
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
▪	changes in international crude oil and natural gas prices;

▪	effects on us from competition;

▪	limitations on our access to sources of financing on competitive terms;

▪	significant economic or political developments in Mexico;

▪	developments affecting the energy sector; and

▪	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.
The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC ‘s website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.
EBITDA is a non-US GAAP measure.

PEMEX Unaudited Financial Results Report as of June 30, 2009	44/44
www.pemex.com

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Arturo Delpech del Angel
Arturo Delpech del Angel
Associate Managing Director of Finance

Date: August 11, 2009
FORWARD-LOOKING STATEMENTS
     This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.